

07081709

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-A /A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Raike Real Estate Income Fund, LLC
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

117 Towne Lake Parkway, Suite 214, Woodstock, GA 30188 (770)373-3416
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

William J. Raike, President
Raike Real Estate Management, Inc., 117 Towne Lake Parkway, Suite 214, Woodstock, GA 30188 (770)373-3416
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6799
(Primary standard Industrial Classification Code Number)

03-0610669
(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors; There are no directors.

(b) the issuer's officers; William J. Raike is the President, Treasurer and Secretary.

(c) the issuer's general partners; Raike Real Estate Management, Inc. is the Manager. Mr. William J. Raike, President of the Manager, is the only natural person who is a control person of the Manager.

(d) record owners of 5 percent or more of any class of the issuer's equity securities; There are no record owners of 5% or more of any class of issuer's securities.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities; There are no beneficial owners of 5% or more of the issuer's securities.

(f) promoters of the issuer; William J. Raike, 117 Towne Lake Parkway, Suite 214, Woodstock, GA 30188.

(g) affiliates of the issuer; Raike Real Estate Management, Inc., Manager and Woodstock Financial Group, Inc.

(h) counsel to the issuer with respect to the proposed offering; Geoffrey T. Chalmers, Esq., 33 Broad Street, Suite 1100, Boston, MA 02109.

(i) each underwriter with respect to the proposed offering; Woodstock Financial Group, Inc.

(j) the underwriter's directors; William J. Raike; Geoffrey T. Chalmers; Melissa Whitley; Morris Brunson; and William Bertsche.

(k) the underwriter's officers; Pres: William J. Raike; Trea: Melissa Whitley; Sec: Melissa Whitley.

(l) the underwriter's general partners; and The underwriter does not have any general partners.

(m) counsel to the underwriter. Geoffrey T. Chalmers, Esq.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. None.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. No affilitate sales.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons. AL; MS; NC; SC; TN; and VA

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: No unregistered securities issued by the issuer, predecessor or any affiliated issuer.

(1) the name of such issuer; Not applicable.

(2) the title and amount of securities issued; Not applicable

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; Not applicable.

(4) the names and identities of the persons to whom the securities were issued. Not applicable.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). Not applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon forexemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. Not applicable.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering ofany securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering. None.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; Not applicable.

(2) To stabilize the market for any of the securities to be offered; Not applicable.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. Not applicable.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. No such employment.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. No such publication.

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "WFG REAL ESTATE INCOME FUND, LLC", CHANGING ITS NAME FROM "WFG REAL ESTATE INCOME FUND, LLC" TO "RAIKE REAL ESTATE INCOME FUND, LLC", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF OCTOBER, A.D. 2007, AT 5:08 O'CLOCK P.M.


SECRETARY'S OFFICE
DELAWARE

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4071936 8100

071161038

AUTHENTICATION: 6111661

DATE: 10-29-07

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:24 PM 10/26/2007
FILED 05:08 PM 10/26/2007
SRV 071161038 - 4071936 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1. Name of Limited Liability Company: WFG Real Estate Income Fund, LLC

2. The Certificate of Formation of the limited liability company is hereby amended as follows: 1. The name of the limited liability company is: Raike Real Estate Income Fund, LLC

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 26 day of October, A.D. 2007.

By: 
Authorized Person(s)

Name: William J. Raike
Print or Type

18 NCAC 06 .1313 REGISTRATION OF DIRECT PARTICIPATION PROGRAM SECURITIES

(a) As a condition to the registration of direct participation program securities, the issuer or dealer(s) effecting sales of such securities pursuant to such registration shall:

(1) deliver to each offeree of the security in this State prior to any sale of the security to such offeree, a written statement of the investor suitability standards which each offeree must meet in order to purchase the security. The statement may be contained in any offering circular, prospectus or other written document delivered to the offeree; and

(2) determine, prior to the sale of the security to each person in this State, that the person meets the investor suitability standards applicable to the security. For purposes of this determination, the issuer or dealer(s) shall be entitled to rely conclusively upon a written statement or questionnaire signed by the person and received in good faith and without knowledge that the information stated therein is inaccurate.

(b) The minimum investor suitability standards which shall be imposed for registered offerings of direct participation program securities are as follows:

(1) The investor shall either have a minimum net worth of two hundred twenty-five thousand dollars ($225,000) or a minimum net worth of sixty thousand dollars ($60,000) and had during the last tax year or estimates that the investor will have during the current tax year, taxable income of at least sixty thousand dollars ($60,000) without regard to the investment in the security.

(2) Net worth shall be determined exclusive of principal residence, mortgage thereon, home furnishings and automobiles. In the case of sales to fiduciary accounts, the investor suitability standards shall be met by the fiduciary or the fiduciary account or by the donor who directly or indirectly supplies the funds to purchase the securities.

(c) The administrator will permit the substitution of lower suitability standards if such lower standards are consistent with the standards outlined in the NASAA policy statement for that specific type of program. (See CCH NASAA Reports for such policy statements.)

(d) The administrator may modify or waive, upon the showing of good cause, the requirements of Paragraphs (a), (b) and (c) of this Rule, in whole or in part, with respect to a particular security, offering or transaction or the administrator may require higher investor suitability standards with respect to a particular security offering or transaction where necessary for the protection of investors. For purposes of this Rule, "good cause" means a substantial reason related to the investor protection goals intended to be served by the investor suitability requirements of Paragraphs (a), (b), or (c) of this Rule, determined with respect to the relative investment experience, financial sophistication, and financial substance of the offerees; the amounts of the proposed individual investments in the proposed offering; the business history and financial substance of the issuer of the securities; and the relative risk of loss presented by the particular business activity of the issuer.

History Note: *Authority G.S. 78A-49(a);*
Eff. April 1, 1981;
Amended Eff. May 1, 2005; October 1, 1988; January 1, 1984.

18 NCAC 06 .1314 ESCROW AGREEMENTS

Where, as a condition to registration of a security in North Carolina, an escrow agreement is required, such agreement shall provide that all funds shall be returned immediately to the investors in full, without reduction of any fees, commissions or expenses unless a specified dollar amount of offering proceeds are received by the escrow agent within a specified period. The time period specified in any escrow agreement may be extended for a time certain if agreed upon by all persons who have theretofore contracted to purchase the security. The escrow agent shall be a federal bank regulated by the Comptroller of the Currency or a state bank regulated by the appropriate state authority. Other depositories may be approved by the administrator on a case by case basis. The provisions of the NASAA "Statement of Policy Regarding the Impoundment of Proceeds", as found at CCH NASAA Reports 2151 et seq. (as may be amended from time to time), are incorporated herein by reference. Where an escrow agreement is required as a condition of registration of a security in North Carolina, the NASAA Model Security Escrow Agreement, as found at CCH NASAA Reports 1651, may be used to satisfy such requirement.

History Note: *Authority G.S. 78A-28(g); 78A-49(a);*
Eff. April 1, 1981;
Amended Eff. September 1, 1990.

III. SUITABILITY OF PARTICIPANTS

A.
General Policy.
1.
The SPONSOR shall establish minimum income and net worth standards for PERSONS who purchase PROGRAM INTERESTS.

2.
The SPONSOR shall propose minimum income and net worth standards which are reasonable given the type of PROGRAM and the risks associated with the purchase of PROGRAM INTERESTS. PROGRAMS with greater investor risk shall have minimum standards with a substantial NET WORTH requirement. The ADMINISTRATOR shall evaluate the standards proposed by the SPONSOR when the PROGRAM'S application for registration is reviewed. In evaluating the proposed standards, the ADMINISTRATOR may consider the following:
a.
the PROGRAM'S use of leverage;
b.
tax implications;
c.
MANDATORY DEFERRED PAYMENTS;
d.
assessments;
e.
balloon payment financing;
f.
investments in unimproved land;
g.
potential variances in cash distributions;
h.
potential PARTICIPANTS;
i.
relationship between potential PARTICIPANTS and the SPONSOR;
j.
liquidity of PROGRAM INTERESTS;
k.
performance of SPONSOR'S prior programs;
l.
financial condition of the SPONSOR;
m.
potential transactions between the PROGRAM and the SPONSOR; and
n.
any other relevant factors.

B.
Income and Net Worth Standards.

1.
For PROGRAMS other than PROGRAMS with MANDATORY DEFERRED PAYMENTS, unless the ADMINISTRATOR determines that the risks associated with the PROGRAM would require lower or higher standards, each PARTICIPANT shall have:
a.
a minimum annual gross income of $70,000 and a minimum NET WORTH of $70,000; or
b.
a minimum NET WORTH of $250,000.

2.
For PROGRAMS with MANDATORY DEFERRED PAYMENTS, unless the ADMINISTRATOR determines that the risks associated with the PROGRAM would require lower or higher standards, each PARTICIPANT shall have:
a.
a minimum annual gross income of $85,000 and a minimum NET WORTH of $85,000; or
b.
a minimum NET WORTH of $330,000.

3.
NET WORTH shall be determined exclusive of home, home furnishings, and automobiles.

4.
In the case of sales to fiduciary accounts, these minimum standards shall be met by the beneficiary, the fiduciary account, or by the donor or grantor who directly or indirectly supplies the funds to purchase the PROGRAM INTERESTS if the donor or grantor is the fiduciary.

5.
The SPONSOR shall set forth in the final PROSPECTUS:
a.
the investment objectives of the PROGRAM;
b.
a description of the type of PERSON who might benefit from an investment in the PROGRAM; and
c.
the minimum standards imposed on each PARTICIPANT in the PROGRAM.
C.
Determination that Sale to PARTICIPANT is Suitable and Appropriate.

1.
The SPONSOR and each PERSON selling PROGRAM INTERESTS on behalf of the SPONSOR or PROGRAM shall make every reasonable effort to determine that the purchase of PROGRAM INTERESTS is a suitable and appropriate investment for each PARTICIPANT.

2.
In making this determination, the SPONSOR or each PERSON selling PROGRAM INTERESTS on behalf of the SPONSOR or PROGRAM shall ascertain that the prospective PARTICIPANT:

a.
meets the minimum income and net worth standard established for the PROGRAM;
b.
can reasonably benefit from the PROGRAM based on the prospective PARTICIPANT'S overall investment objectives and portfolio structure;
c.
is able to bear the economic risk of the investment based on the prospective PARTICIPANT'S overall financial situation; and
d.
has apparent understanding of:
(i)
the fundamental risks of the investment;
(ii)
the risk that the PARTICIPANT may lose the entire investment;
(iii)
the lack of liquidity of PROGRAM INTERESTS;
(iv)
the restrictions on transferability of PROGRAM INTERESTS;
(v)
the background and qualifications of the SPONSOR or the PERSONS responsible for directing and managing the PROGRAM; and
(vi)
the tax consequences of the investment.

3.
The SPONSOR or each PERSON selling PROGRAM INTERESTS on behalf of the SPONSOR or PROGRAM will make this determination on the basis of information it has obtained from a prospective PARTICIPANT. Relevant information for this purpose will include at least the age, investment objectives, investment experience, income, NET WORTH, financial situation, and other investments of the prospective PARTICIPANT, as well as any other pertinent factors.

4.
The SPONSOR or each PERSON selling PROGRAM INTERESTS on behalf of the SPONSOR or PROGRAM shall maintain records of the information used to determine that an investment in PROGRAM INTERESTS is suitable and appropriate for each PARTICIPANT. The SPONSOR or each PERSON selling PROGRAM INTERESTS on behalf of the SPONSOR or PROGRAM shall maintain these records for at least six years.

5.
The SPONSOR shall disclose in the final PROSPECTUS the responsibility of the SPONSOR and each PERSON selling PROGRAM INTERESTS on behalf of the SPONSOR or PROGRAM to make every reasonable effort to determine that the purchase of PROGRAM INTERESTS is a suitable and appropriate investment for each PARTICIPANT, based on information provided by the PARTICIPANT regarding the PARTICIPANT'S financial situation and investment objectives.

D.
Subscription Agreements.
1.
The ADMINISTRATOR may require that each PARTICIPANT complete and sign a written subscription agreement.

2.
The SPONSOR may require that each PARTICIPANT make certain factual representations in the subscription agreement, including the following:
a.
The PARTICIPANT meets the minimum income and net worth standards established for the PROGRAM.
b.
The PARTICIPANT is purchasing the PROGRAM INTERESTS for his or her own account.
c.
The PARTICIPANT has received a copy of the PROSPECTUS.
d.
The PARTICIPANT acknowledges that the investment is not liquid.

3.
The PARTICIPANT must separately sign or initial each representation made in the subscription agreement. Except in the case of fiduciary accounts, the PARTICIPANT may not grant any PERSON a power of attorney to make such representations on his or her behalf.

4.
The SPONSOR and each PERSON selling PROGRAM INTERESTS on behalf of the SPONSOR or PROGRAM shall not require a PARTICIPANT to make representations in the subscription agreement which are subjective or unreasonable and which:
a.
might cause the PARTICIPANT to believe that he or she has surrendered rights to which he or she is entitled under federal or state law; or
b.
would have the effect of shifting the duties regarding suitability, imposed by law on broker-dealers, to the PARTICIPANT.

5.
Prohibited representations include, but are not limited to the following:
a.
The PARTICIPANT understands or comprehends the risks associated with an investment in the PROGRAM.
b.
The investment is a suitable one for the PARTICIPANT.
c.
The PARTICIPANT has read the PROSPECTUS.

d.
In deciding to invest in the PROGRAM, the PARTICIPANT has relied solely on the PROSPECTUS, and not on any other information or representations from other PERSONS or sources.

6.
The SPONSOR may place the content of the prohibited representations in the subscription agreement in the form of disclosures to the PARTICIPANT. The SPONSOR may not place these disclosures in the PARTICIPANT representation section of the subscription agreement.
E.
Completion of Sale.

1.
The SPONSOR or any person selling PROGRAM INTERESTS on behalf of the SPONSOR or PROGRAM may not complete a sale of PROGRAM INTERESTS to a PARTICIPANT until at least five business days after the date the PARTICIPANT receives a final prospectus.

2.
The SPONSOR or the PERSON designated by the SPONSOR shall send each PARTICIPANT a confirmation of his or her purchase.
F.
Minimum Investment. The ADMINISTRATOR may require a minimum initial and subsequent cash investment amount.

RAIKE REAL ESTATE INCOME FUND, LLC

PRELIMINARY OFFERING CIRCULAR

OFFERING CIRCULAR MODEL B
Cross References

Item 1. Cover Page

(a) See Preliminary Offering Circular - *Cover Page*.
(b) See Preliminary Offering Circular - *Cover Page*.
(c) See Preliminary Offering Circular - *Cover Page*.
(d) See Preliminary Offering Circular - *Cover Page*.
(e) See Preliminary Offering Circular - *Cover Page*.
(f) See Preliminary Offering Circular - *Cover Page*.
(g) See Preliminary Offering Circular page 40 – *Plan of Distribution*.
(h) None Required.
(i) See Preliminary Offering Circular – *Cover Page* and pages 9-12 – *Risk Factors*.
(j) See Preliminary Offering Circular - *Cover Page*.

Item 2. Distribution Spread

(a) See Preliminary Offering Circular - *Cover Page*.
(b) Not applicable. See Preliminary Offering Circular page 40 - *Plan of Distribution*.
(c) See Preliminary Offering Circular page 12 - *Use of Proceeds*.

Item 3. Summary Information, Risk Factors and Dilution

(a) See Preliminary Offering Circular pages 9-12 - *Risk Factors*.
(b) The Issuer has not previously offered any securities. See Preliminary Offering Circular page 9 – *No Operating History*.

Item 4. Plan of Distribution

(a) See Preliminary Offering Circular page 40 - *Plan of Distribution*.
(b) See Preliminary Offering Circular page 40 - *Plan of Distribution*.
(c) See Preliminary Offering Circular page 40 - *Plan of Distribution*.
(d) See Preliminary Offering Circular page 40 - *Plan of Distribution*.
(e) (1) The Issuer has not made arrangements for return of funds to subscribers if all of the securities to be offered are not sold.
(2) See Preliminary Offering Circular page 40 - *Plan of Distribution*.

Item 5. Use of Proceeds

(1) See Preliminary Offering Circular pages 12 and 13 - *Use of Proceeds* and *Management Compensation*, respectively.

(2) Not applicable.

(3) No material amounts of other funds are to be used in conjunction with the proceeds. See Preliminary Offering Circular page 12 - *Use of Proceeds*.

(4) No material part of the proceeds will be used to discharge indebtedness. See Preliminary Offering Circular pages 12 and 13 - *Use of Proceeds* and *Management Compensation*, respectively.

(5) No material amount of the proceeds is to be used to acquire assets outside the ordinary course of business. See Preliminary Offering Circular pages 12 and 13 - *Use of Proceeds* and *Management Compensation*, respectively.

(6) See Preliminary Offering Circular page 19 – *Business of the Fund*.

Item 6. Description of Business

(a) (1)(i) Issuer has no operating history. See Preliminary Offering Circular pages 9 and 19 - *No Operating History* and *Business of the Fund*, respectively.

(ii) Issuer has not made public any information concerning a new product or service which requires the investment of a material amount of its assets.

(iii) Issuer has no operating history. See Preliminary Offering Circular page 9 - *No Operating History*.

(iv) The Issuer does not have any employees. See Preliminary Offering Circular page 18 - *Management*.

(v) There are no material effects upon the Issuer's capital expenditures or earnings for environmental control facilities for any material periods.

(2) See Preliminary Offering Circular pages 9, 10 and 11 - *Project Investment*; *Government Regulation*; and *Lack of Diversification*, respectively.

(3)(i) See preliminary Offering Circular page 9 - *Project Investment*.

(ii) The Issuer has not prepared or provided any reports or memorandum for external use.

(b) The Issuer is not required to provide segment information in its financial statements.

Item 7. Description of Property

The Issuer does not own any plants or physical properties. See Preliminary Offering Circular page 9 – *Project Investment*.

Item 8. Directors, Executive Officers and Significant Employees

(a) (1) The Issuer does not have any directors. See Preliminary Offering Circular page 18 - *Management.*
(2) The Issuer does has not nominated any persons to become directors. See Preliminary Offering Circular page 18 - *Management.*
(3) See Preliminary Offering Circular page 18 - *Management.*
(4) The Issuer has not chosen any persons to become executive officers. See Preliminary Offering Circular page 18 - *Management.*
(5) The Issuer does not have any significant employees. See Preliminary Offering Circular page 18 - *Management.*

(b) **Family Relationships**. See Preliminary Offering Circular page 18 - *Management.*

(c) **Business Experience**. See Preliminary Offering Circular page 18 - *Management.*

(d) **Involvement in Certain Legal Proceeding**

(1) Not applicable to the Issuer. See Preliminary Offering Circular page 18 - *Management.*
(2) No executive officer has been convicted in a criminal proceeding.

Item 9. Remuneration of Directors and Officers

(a) The Issuer does not have any directors. See Preliminary Offering Circular page 13 – *Management Compensation*, for officer compensation.

(b) See Preliminary Offering Circular page 13 - *Management Compensation.*

Item 10. Security Ownership of Management and Certain Securityholders

(a)(1) The Issuer has not issued any securities. See Preliminary Offering Circular page 9 - *No Operating History.*
(2) The Issuer has not issued any securities. See Preliminary Offering Circular page 9 - *No Operating History.*
(3) The Issuer has not issued any securities. See Preliminary Offering Circular page 9 - *No Operating History.*

(b) The Issuer has not issued any securities. See Preliminary Offering Circular page 9 - *No Operating History.*

(c) The Issuer has not issued any securities. See Preliminary Offering Circular page 9 - *No Operating History.*

(d) The Issuer has not issued any options, warrants, or rights to purchase securities. See Preliminary Offering Circular page 9 - *No Operating History.*

(e) Raike Real Estate Management, Inc. See Preliminary Offering Circular page 18 - *Management.*

Item 11. Interest of Management and Others in Certain Transactions

(1) The Issuer has not had nor does it propose to have any directors. No such transactions have been entered into between the Issuer and its officers. See Preliminary Offering Circular page 18 – *Management*, for officers. See also Preliminary Offering Circular page 13 – *Management Compensation.*
(2) The Issuer has not had nor does it propose to have any nominees for election as director. See Preliminary Offering Circular page 18 - *Management.*
(3) The Issuer has not had nor does it propose to have any principal securityholder. See Preliminary Offering Circular page 18 - *Management.*
(4) The Issuer has not entered into any such transactions with any such person. See Preliminary Offering Circular page 13 - *Management Compensation.*
(5) The Issuer does not have such relationships. See Preliminary Offering Circular page 18 - *Management.*

Item 12. Securities Being Offered

(a)(1) Not applicable to Issuer; Membership Interests are being offered. See Preliminary Offering Circular - *Cover page.*
(2) Not applicable to Issuer; Membership Interests are being offered. See Preliminary Offering Circular - *Cover Page.*

(b)(1) Not applicable to Issuer; Membership Interests are being offered. See Preliminary Offering Circular - *Cover Page.*
(2) Not applicable to Issuer; Membership Interests are being offered. See Preliminary Offering Circular - *Cover Page.*
(3) Not applicable to Issuer; Membership Interests are being offered. See Preliminary Offering Circular - *Cover Page.*
(4) Not applicable to Issuer; Membership Interests are being offered. See Preliminary Offering Circular - *Cover Page.*

(c)(1) Not applicable to Issuer; No warrants, rights, or convertible securities are to be issued by the Issuer. See Preliminary Offering Circular - *Cover Page.*
(2) Not applicable to Issuer. See Preliminary Offering Circular - *Cover Page.*
(3) Not applicable to Issuer. See Preliminary Offering Circular - *Cover Page.*
(4) Not applicable to Issuer. See Preliminary Offering Circular - *Cover Page.*

(d) See Preliminary Offering Circular - *Cover Page.*

Part F/S

See Preliminary Offering Circular – “Risk Factors” and Exhibit A.

PRELIMINARY OFFERING CIRCULAR DATED NOVEMBER 5, 2007

$5,000,000

RAIKE REAL ESTATE INCOME FUND, LLC

1,000 Units of 10% Priority Membership Interest
$5,000 Per Unit

RAIKE REAL ESTATE INCOME FUND, LLC, a Delaware limited liability company (the "Fund") is offering up to $5,000,000 in 1,000 Units of 10% priority membership interest at $5,000 per Unit ("Units"). The Units are offered by Raike Real Estate Management, Inc., a Delaware corporation (the "Manager"). The principal executive offices of the Fund and its Manager are located at 117 Towne Lake Parkway, Suite 214, Woodstock, GA 30188. Tel. (770) 373-3416. The Fund offers prospective Unit owners an opportunity to invest in commercial and residential real estate properties ("Projects") in different markets as selected by the Manager. The offering will terminate upon the earlier of (i) the date it is fully subscribed or (ii) June 30, 2008 (the "Termination Date"). The Termination Date may be extended in the discretion of the Manager. Offers and sales will be made to the public once the Preliminary Offering Circular has been "qualified" by the Securities and Exchange Commission. This is a "best efforts" no minimum offering.

Investment in the Fund is speculative, and involves a high degree of risk. The risks are: (1) No Operating History; (2) Control by Manager; (3) Project Investment; (4) Financing; (5) Dependence on Professional Services; (6) Government Regulation; (7) Indemnification of Manager's Employees and Officers; (8) Limited Transferability; (9) Lack of Diversification; (10) Distribution; (11) Manager's Discretion Over Use of Proceeds; (12) Conflicts of Interest; (13) Ability to Attract Qualified Investors; and (14) Tax Liabilities. See "Risk Factors."

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Investors	Selling Commissions*	Proceeds to Fund **
Per Unit	$5,000	$300	$4,700
Maximum Offering (1,000 Units)	$5,000,000	$300,000	$4,700,000

*The Fund will pay commissions of up to six percent (6%) of the Unit sales pursuant to selling agreements with properly licensed broker-dealers.

**Before deducting organizational and offering expenses payable by the Fund estimated at $25,000, assuming the sale of 1,000 Units.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

THIS OFFERING CIRCULAR IS INTENDED TO PROVIDE PROSPECTIVE INVESTORS WITH INFORMATION REGARDING THE FUND AND IS SUBMITTED IN CONNECTION WITH THE FUND'S PROPOSED ISSUANCE OF ITS MEMBERSHIP INTERESTS.

THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR BY ANY SECURITIES REGULATORY AUTHORITY OF ANY OTHER JURISDICTION. NEITHER THE SEC NOR ANY OTHER JURISDICTION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM NOR IS IT INTENDED THAT THE SEC OR ANY SUCH STATE, COUNTRY, OR OTHER AUTHORITY WILL DO SO. THIS OFFERING CIRCULAR HAS BEEN FILED WITH THE SEC PURSUANT TO AN EXEMPTION CONTAINED IN REGULATION A OF THE RULES AND REGULATIONS OF THE SEC. THE UNITS DESCRIBED HEREIN WILL BE OFFERED FOR ONLY A LIMITED PUBLIC SALE UNDER REGULATION A, AN EXEMPTION AVAILABLE UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE "BLUE SKY" OR SECURITIES LAWS.

NO PERSON HAS BEEN AUTHORIZED TO MAKE REPRESENTATIONS OR GIVE INFORMATION WITH RESPECT TO THE SECURITIES DESCRIBED HEREIN EXCEPT THE INFORMATION CONTAINED IN THIS MEMORANDUM. ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND OR ITS MANAGER.

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

The information contained in this Preliminary Offering Circular includes forward-looking statements that involve risk and uncertainty including, without limitation, risks involved in the real estate industry. Sentences or phrases that use the words such as "expects," "believes," "anticipates," "hopes," "plans," "may," "can," "will," and others, are often used to flag forward-looking statements, but their absence does not mean a statement is not forward-looking. Such statements reflect the Manager's or any Sub-Manager's current opinion and are designed to help readers understand their thinking. By their very nature, however, such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those illustrated herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Fund undertakes no obligation to release any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

WHO SHOULD INVEST

General

Eligibility Requirements. Investment in the Fund is suitable only for persons who can bear the risk of losing their entire investment and have no need for immediate liquidity. Interests should be purchased only as a long-term investment. "Suitability" means that the investment should be evaluated in the light of the investors' (a) overal net worth (b) level of sophistication (understanding of the investment) (c) willingness to accept the risks as explained in this Preliminary Offering Circular and need for liquid assets.

State Suitability Standards. Suitability standards adopted by various states. These are applicable in general to private placements. Most states follow the suitiability requirements adopted by the North American Securities Administrators Association. The Fund will observe state suitability standards applicable to Regulation A offerings in determining whether to allow an investor to invest.

The Manager requires that each prospective investor provide it with an investor questionnaire and subscription agreement information as to suitability. Suitability information is needed in order for the Manager to determine whether the investment is suitable for the investors, as described above.

The Fund plans to be taxed as a partnership. Each investor is strongly advised to consult with his/her own personal tax advisors concerning the tax consequences of a proposed investment in the Fund. See "Federal Income Tax Considerations."

SUMMARY OF THE OFFERING

The following summary is qualified by the more detailed information appearing elsewhere in this Preliminary Offering Circular, which should be read in its entirety. Capitalized items refer to certain terms defined herein. For a discussion of certain factors to be considered in connection with the Offering, see "Risk Factors."

Raike Real Estate Income Fund, LLC, a Delaware limited liability company (the "Fund") was formed on December 6, 2005. The Fund offers prospective Unit owners an opportunity to invest in commercial and residential real estate properties in different markets as selected by the Manager. The Manager of the Fund is Raike Real Estate Management, Inc., a Delaware corporation. See "Business of the Fund." The Manager will not have an ownership interest upon the commencement of this offering or immediately after.

The Manager and Sub-Manager

The Manager of the Fund is Raike Real Estate Management, Inc., a Delaware corporation. See "Management." The Manager has been inactive since its inception. The Manager will make no initial cash capital contribution to the Fund. The Fund and the Manager maintain their principal executive offices at 117 Towne Lake Parkway, Suite 214, Woodstock, GA 30188, Tel. (770) 373-3416. See "Cover Page." The Manager may retain sub-managers and other independent contractors to provide various services.

The Offering

1,000 Units of 10% Priority Membership Interest (Priority Membership Interest means the interest of a Member in the profits, losses, right to receive distributions and other membership rights of the Fund as set forth in the Operating Agreement. See "Allocations and Distributions") at $5,000 per Unit ($5,000,000). See "Plan of Distribution."

Eligibility - To be eligible to purchase Units, prospective investors are required to comply with the Fund's suitability requirements. The Manager may in its sole discretion decline to accept subscriptions or permit transfers of Units. In addition, certain states have established suitability requirements which are more restrictive than those established by the Fund. See "Who Should Invest."

Offering Period - Subscriptions will be accepted until the earlier (i) June 30, 2008 (the "Termination Date") or (ii) until the offering is fully subscribed. The Termination Date may be extended in the discretion of the Manager. See "The Offering."

Subscriptions - Investors may subscribe by executing the subscription agreement in the form attached as Exhibit C to this Preliminary Offering Circular. By subscribing for Units each investor will be deemed to have made all of the representations and warranties set forth below under "Who Should

Invest" and will be bound by all of the terms of the Operating Agreement attached hereto as Exhibit B and the subscription agreement. See "The Offering" - How to Subscribe.

Projects The Fund will invest in commercial and residential properties ("Projects") selected by the Manager. See "Business of the Fund."

Fund Strategy The Manager will identify opportunities through an established network of local owner/operators and relationships with banks, trustees, law firms, portfolio servicers, title companies and other real estate service providers. This network has been established through Mr. Raike's, who is the President, Treasurer, Secretary and currently the sole Director of the Manager, personal and business dealings in the community over a period of 20 years. Shannon Raike is the Assistant Treasurer of the Manager. See "Business of the Fund."

Profit Sharing Allocation The Manager will receive no Management Fees for managing the Fund. The Manager will receive 40% of the Fund's Net Income after payment of the investor's 10% priority return. The Manager's Net Income interest is allocable to the Capital Account (defined under "Allocations and Distributions") of each Member. See "Allocations and Distributions."

Allocation of Income and Losses Income and losses are what is reported by the Fund for tax and accounting purposes. They are not "distributions" (see "Distributions" below). 100% of the Net Income will be allocated to the Members after Net Income equal to the aggregate amount of Net loss has been allocated to Members in addition to 10% priority return of the Members' capital invested in the Fund. See "Allocations and Distributions."

Investment Receipts Any amounts received by the Fund from investments whether such receipts constitute returns of capital, premium returns or contingent compensation and Interest Income (as defined below), are referred to in this Preliminary Offering Circular as "Investment Receipts."

Distributions Distributions are what is passed out in cash to investors. They are not "income and losses." Investment Receipts will be accounted for on a Project-by-Project basis. Investment Receipts, net of all Fund Expenses (as defined below) allocable to the related Project ("Net Fund Investment Receipts"), will be distributed to all Members in proportion to their contributions as follows:

(i) Prior to the 36th month anniversary of the date the offering terminates (the "Investment Cutoff Date"), Net Fund Investment Receipts from each Fund Investment (means an investment by the Fund) in each Project, up to and including an amount equal to that Fund Investment ("Return of Capital"), will be retained by the Fund and re-invested in Fund Projects. After the Investment Cutoff Date the Fund will make no further Fund Investments,

(ii) After the Investment Cutoff Date, Net Fund Investment Receipts which represent Return of Capital, after the establishment of any reserves or allowances ("Reserves"), will be distributed at least annually 100% to all Members, to each in proportion to the contributions of all Members,

(iii) Net Fund Investment Receipts received in excess of Return of Capital, regardless of when received, after the establishment of any Reserves, will be distributed at least annually to all Members, in proportion to their contributions as follows:

First, 100% to all Members until they have received a 10% priority return;

Thereafter, after payment of the Manager's 40% Net Income percentage, to the Members *pro rata* to their interests.

See "Allocations and Distributions."

For example, where the offering is fully subscribed at $5 million, distributions of Net Fund Investment Receipts of $8 million after the 36th month would be allocated as follows*:

(a) Investors - Return of Capital	$5,000,000
10% priority return	$1,500,000
(b) Manager (40% of $1,500,000)	$ 600,000
(c) Investors (60% of $1,500,000)	$ 900,000
Total	$ 8,000,000

*Please note that this example represents a hypothetical situation and does not reflect any actual results that have been or might be realized.

Fund Expenses

The Fund will pay for the following expenses of the Fund (collectively, the "Fund Expenses"): organization expenses; selling expenses; operating expenses of the Fund, including the expenses of third party service providers such as legal counsel accountants and consultants; taxes, fees and government charges; transaction costs relating to investment operations; travel and entertainment expenses directly associated with Fund Investments; and the Manager's overhead allowance. An "overhead allowance" does not compensate the Manager for its services. It is an allowance provided to a Manager to cover general overhead expenses not specifically reimbursed via receipts or accounting entries. The term "overhead expenses" refers to general office expenses such as heat, light, electriciy, rent, supplies, etc., often allocable based on space occupied or facility utilized. The Fund Expenses may be paid (or reimbursed to the Manager to the extent initially paid by the Manager) from contributions or from Investment Receipts. See "Management Compensation" – Fees.

Reserves and Allowances The Manager may, in its discretion provide for and withhold Reserves in any amount for Fund Expenses from any Investment Recipts and Interest Income. See "Summary of Operating Agreement" – Reserves.

Term and Termination The Fund will terminate on December 31, 2020 unless earlier terminated pursuant to the Operating Agreement. See "Summary of the Operating Agreement" – "Term of Fund."

Redemptions Membership Interests will not be redeemable prior to the Investment Cutoff Date. After the Investment Cutoff Date Membership Interest may be redemeed in the discretion of the Manager. Members must give the Manager thirty (30) days notice of intent to redeem their Membership Interests. See "Redemptions."

Transfers Members may not transfer any of their Interests, rights, or obligations with regard to the Fund without the prior consent of the Manager. See "Summary of the Operating Agreement." Investor must understand and represent that they are acquiring Interest for investment and not with a view to distribute or resale. Units will be offered only for a limited public sale under Regulation A. See "Risk Factors."

Reports Each Member will receive audited annual financial statements and quarterly reports providing narrative and summary financial information on the Fund and the Fund Investments. See "Reports to Members."

Federal Income Tax Considerations The anticipated Federal income tax consequences of investment in the Fund are set forth under "Federal Income Tax Considerations." As discussed therein, the Fund should be classified as a partnership for Federal income tax purposes, so that each Member will take into account directly his/her distributive share of all items of Fund income, gain, loss, deduction and credit. See "Federal Income Tax Considerations."

RISK FACTORS

Investment in the Fund is speculative, and involves a high degree of risk. Only persons who can afford the loss of their entire investment in the Fund should consider it. The following are all the material risks of an investment in the Fund. Prospective investors should carefully consider these risks and other risks and investment considerations noted in this Preliminary Offering Circular or which common sense or good business sense would indicate, and consult attorneys, accountants and financial advisors as needed, prior to making an investment. The following risks are not intended to be inclusive of all risks of investment in the Fund. Financial statements of the Fund have been omitted because the Fund has not been capitalized and has no (or nominal) assets or liabilities. See Exhibit A.

Risks Relating to Fund Operations

No Operating History. The Fund has been recently formed and does not have any operating history on which to base any estimate of its future prospects. The President of the Manager has substantial securities and real estate experience. "See Management." The Manager does not have a record of prior performance. The Fund's proposed operations are subject generally to risks inherent in the establishment of a new business and specifically, a company primarily in the business of making equity investments in commercial and residential real estate. It will take several years to determine the feasibility and potential success of the Fund's operations. The Fund may incur losses during its initial years of operation.

Control by Manager. The Fund is, and for the foreseeable future will be, totally dependent upon the services of the Manager and affiliates. See "Management." Exclusively the Manager will make all decisions regarding management of the Fund's affairs. Accordingly, investors should not buy Units unless they are willing to entrust all aspects of management to the Manager or successor(s). The Manager may retain sub-managers and other independent contractors to provide various services. The independent contractors will have no fiduciary duty to the Fund or the Members, and may not perform as expected.

As a condition to investing in the Fund, investors will be required to execute the Operating Agreement or a document that binds them to the terms of the Operating Agreement. Investors are urged to read the Operating Agreement and to consult with their own counsel regarding the rights and obligations under Delaware law, including the rights and obligations of members of a Delaware limited liability company, and an investment in the Fund. Investors will be limited in the management of the Fund by the terms of the Operating Agreement, and investors will have no right to control the affairs of the Fund except to vote only on major transactions affecting the Fund (removal of Manager, sale, exchange of all assets, liquidation) as specifically provided in the Operating Agreement. The affairs of the Fund will be managed by the Manager. See "Summary of the Operating Agreement."

Project Investment. The Fund does not currently own any plants or properties. The Fund is dependent on the skill and experience of the Manager's team in identifying, evaluating and structuring Project investments. Projects are constantly subject to unforeseen environmental or undisclosed defects that were undiscovered and/or not known at the time of the purchase or that arise after purchase. Insurance may prove to be inadequate to protect a Project against unforeseen events. A Project may prove to be in a poor location. It may lack market appeal, or the market may be saturated by similar, competing properties. Financing for a Project may be available only on terms that make it unprofitable. Any of the foregoing risks may impact the Manager's ability to complete the investment cycle successfully and profitably and to provide the Fund with an adequate return on its investment.

Despite future research and opinion of the Manager, the ultimate success of an investment in a Project, particularly the value of any residual equity interests, will likely depend upon the management of each Project and its economic environment which will be subject to those risks typically associated with investments in real estate. Fluctuations in vacancy rates, operating expenses and tax rates can adversely affect operating results or render the sale or the refinancing of a Project difficult or unattractive. No assurance can be given that certain assumptions as to future sales prices or future levels of occupancy or rental rates for a Project or future operating costs will be accurate since such matters will depend on events and factors largely beyond the control of the Manager.

Financing. The Fund may incur debt to provide leverage, or to fund an unforeseen Project need or to protect the financial integrity of the Fund. Failure to obtain necessary debt financing could have a materially adverse effect on the Fund. The Fund may need to obtain a loan or loans to complete financing of a Project. Moreover, if the Fund is unable to generate sufficient cash flow (cash flow means funds generated from properties that produce cash after deductions for expenses and other obligations of the Fund) to meet its obligations, the earlier investors will incur greater risk and the Fund may be required to sell assets, obtain additional financing, or alternatively, liquidate.

Dependence on Professional Services. Each Project will require project management and other services provided by third parties such as architects, engineers, planners, attorneys, project controllers, sales and leasing personnel to make it a success. All these parties must coordinate their efforts under conditions of high stress with demanding deadlines. None of these third parties will be under the direct control of the Manager. The failure of any of these third party professionals to properly do a job on time and within budget can have a materially adverse impact on the profitability of a Project and the Fund's investment in it, including but not limited to, the ability to recruit purchasers, investors, tenants or guests, charge market rents, achieve appropriate levels of cash flow and achieve an attractive appreciation in value within the projected time periods.

Government Regulation. Ownership and operation of investment properties is subject, both directly and indirectly, to federal, state and local regulation. It is possible that the enactment of new laws or changes in the interpretation or enforcement of applicable codes, rules and regulations may have a substantial adverse effect on the operation and management of the property. Thus, laws, rules and regulations concerning matters such as, but not limited to, environmental protection or required additional equipment or features could have a substantial negative financial impact upon the Fund. Further, no assurances can be made regarding the current or future availability or cost of city or county services, community facilities (e.g., fire and police protection, waste disposal, etc.) or utility services (e.g., water, sewer, storm drainage, telephone, electricity, gas, etc.). Interruption in, changes in or the discontinuance of such services or facilities could have a material adverse effect on the business of each entity in which the Fund has an investment, and consequently, the Fund. No assurance can be given that existing or future federal, state and local statutes, rules and regulations relating to the environment may not significantly hinder the ultimate profitability of the Fund.

Indemnification of Manager's Employees and Officers. The Fund's Operating Agreement provides for the indemnification of the Manager, its officers, directors and employees or agents to the fullest extent permitted by law. It is possible that the indemnification obligations imposed under these provisions could result in a charge against the Fund's earnings and thereby affect the availability of the Fund's Net Income for distribution to the Unit holders. See "Operating Agreement," Section 4.8, Duty of Care; Indemnification.

Risks Relating to the Investment

Limited Transferability. Investors must understand and represent that they are acquiring Interests for investment and not with a view to distribution or resale. Investors must bear the economic risk of investment for an indefinite period of time. Units will be offered for only a limited public sale under Regulation A, an exemption available under the Securities Act of 1933 and applicable state "Blue Sky" or securities laws. No public market is expected to develop for the Interests and Unit holders may not be able to liquidate their investment quickly.

Lack of Diversification. Investors will acquire Interests in a Fund which invests in commercial and residential real estate Projects. While the Manager will endeavor to promote diversity, an investment in the Fund may not be adequately diversified geographically or diversified as to asset class or type. This lack of diversification could increase the risk of investing in the Fund, as performance could be largely dependent to a large extent on the stability, growth and profitability of the real estate business for developers and contractors in only a few geographic areas. Adverse economic or political conditions in a given area could have a material and adverse impact on any investment in the Fund.

Distributions. No assurance can be given that future Net Income of the Fund will be sufficient to permit making these distributions at any time in the future. See "Allocation of Profits and Losses" and "Member Distributions." Distributions, if any, may be paid from cash flow, refinancing or from Reserves and will be subject to the payment of expenses and the maintenance of Reserves. They may be restricted or suspended if the Manager determines in its sole discretion that to do so would be in the best interest of the Fund. The Fund has no obligation to distribute sufficient cash from activities to enable Members to pay taxes on income generated by the Fund.

Use of Proceeds. The Preliminary Offering Circular sets forth general guidelines as to how the Funds assets are to be invested. See "Business of the Fund." The Manager will not deviate from the investment objectives described in the Preliminary Offering Circular. However, the Manager has discretion as to how those objectives will be implemented through investments in specific Projects. The Manager does not expect to identify specific investments for the Fund until the Fund has sufficient assets to make those investments. Accordingly, the proposed use of proceeds set forth in the Preliminary Offering Circular is general in nature and investors will not have an opportunity to review specific investments prior to making an investment in the Fund. There may be a substantial period of time before the proceeds of the offering are invested and therefore a delay to investors in receiving a return on their investment.

Conflicts of Interest. Proceeds of the offering may be invested in Projects owned or controlled by the Manager or its affiliates. The factors to be used to determine in deciding whether to invest in such Projects include: (a) availability of more attractive opportunities (b) terms at least as favorable as could be obtained from unrelated third parties and (c) risk and returns relative to the underlying objectives of the Fund. While the Manager will use its best efforts to support such investments by independent appraisals as to value and legal and other advice as to investment and other decisions about these Projects for the benefit of the Fund, there is no assurance that these decisions will all be made in a manner which fully protects the Interests of the investors. Appraisals are only estimates of value and should not be relied on as measures of realized value. The Manager is not engaged in, does not invest in, does not control, and is not affiliated with entities that are engaged in making similar investments as the Fund. See "Conflicts of Interest."

Ability to Attract Qualified Investors. The offering may not attract sufficient qualified investors, resulting in under-capitalization of the Fund. This would negatively impact the Fund's ability to provide a consistent level of short term financing and to diversify its investments among a sufficient variety of Projects. See "Who Should Invest."

Tax Liabilities. The investor's tax liability may exceed his/her distributions and to the extent of such excess the payment of taxes will be an out-of-pocket expense for the investor. Upon sale or other disposition of the investor's Interests or upon sale (including foreclosure sale) or other disposition of Fund property, an investor's tax liabilities may exceed the cash he/she receives and, to the extent of such excess, the payment of such taxes will be out-of-pocket expenses for the investor. An audit of the Fund's tax return may result in an audit of the investor's personal tax return. See "Federal Income Tax Considerations."

USE OF PROCEEDS

The gross proceeds from the sale of the Interests will be a maximum of $5,000,000. The following table sets forth the use of the proceeds of the offering:

	100%	75%	50%	25%
Gross Offering Proceeeds	$5,000,000	$3,750,000	$2,500,000	$1,250,000
Use of Funds				
Offering Expenses*	$ 25,000	$ 25,000	$ 25,000	$ 25,000
Selling Commissions	$ 300,000	$ 225,000	$ 150,000	$ 75,000
Working Capital	$ 100,000	$ 100,000	$ 100,000	$ 100,000
Investment in Projects	$ 4,575,000	$ 3,400,000	$ 2,225,000	$ 1,050,000
Total Use of Funds	$ 5,000,000	$ 3,750,000	$ 2,500,000	$ 1,250,000

For sales below 25% ($1,250,000) net funds after payment of offering expenses and allowance for working capital will be allocated to investments in Projects. Proceeds not immediately used to purchased properties will be place in an interest bearing money market account. **(Cmt. 5)**.

*This amount includes estimated legal, accounting, printing and other expenses of this offering, including reimbursement of the Manager for certain accountable expenses incurred by it on behalf of the Fund in connection with the offering, as well as reimbursements of the sales agent for out-of-pocket expenses.

Proceeds of the offering will be used as follows. The Fund will provide financing, principally for the acquisition and development of commercial and residential real estate Projects which the Manager believes are undervalued, based on estimated cash flow and resale value. The Fund will not be in charge of the development of properties acquired in different markets as selected by the Manager. No properties have been selected. The financing will be principally for the acquisition and development of commercial and residential real estate Projects. The Manager has not predetermined the amount to be invested in any particular Project. Nor has the Manager commited a material portion of the proceeds (allowing for reasonable Reserves) to specific properties. The Manager is not currently engaged in discussions with property owners or developers. See "Business of the Fund."

MANAGEMENT COMPENSATION

Agreements Between Manager and Fund

There are no agreements or arrangements between the Fund and the Manager, except for the Fund's Operating Agreement. See "Operating Agreement."

Other Agreements with Fund

The Fund does not presently have any agreements or arrangements with affiliates or non-affiliates of the Manager.

Fees

The Manager will not receive a management fee for its services. The Operating Agreement provides that the Manager will receive a 40% share of the Fund's Net Income after the Members receive a 10% priority return. The Manager's Net Income Interest is allocable to the Capital Account of each Member. The Manager will not receive a front-end fee. See "Allocations and Distributions."

The Operating Agreement provides that the Fund shall be responsible for all Fund expenses, including the expenses of third party service providers such as legal counsel and accountants, taxes, fees and government charges, transaction costs relating to investment operations, travel and entertainment directly associated with Fund Investments, and a Manager's overhead allowance of

$10,000 per month. An "overhead allowance" does not compensate the Manager for its services. It is an allowance provided to a Manager to cover general overhead expenses not specifically reimbursed via receipts or accounting entries. The term "overhead expenses" refers to general office expenses such as heat, light, electricity, rent, supplies, etc., often allocable based on space occupied or facility utilized. Subject to the restrictions of Section 4.5 of the Operating Agreement, the Manager may be reimbursed for certain administrative services. Except as provided in Section 4.5 of the Operating Agreement, the Manager will pay for office and travel expenses and other costs incurred in connection with the supervision of Fund investments. To the extent that its costs in connection with such activities exceed the overhead incurred by the Manager in connection with Projects, such costs will be borne by the Manager.

The bar chart below compares the various interests and contributors to the Fund:

	Cash Investment	**Mgt Fee**	**Priority Return**	**Net Profits Interest**
Manager	$ 0	**$ 0**	$ 0	**40%**
Investors	$5,000,000	**$ 0**	**$500,000**	**60%**

ALLOCATIONS AND DISTRIBUTIONS

Allocation of Net Income and Losses

Except as otherwise provided in the Operating Agreement, the respective share of each Member in all Fund Net Income and Net Loss and each item of Fund income, gain, loss, deduction, credit and tax preference with respect thereto, including depreciation and any investment tax credit for each taxable year (all as computed for federal income tax purposes) shall be allocated to the Members in proportion to their percentage Interest. Allocations are made to the Capital Accounts of each Member and to the Manager's account as set forth below. Allocations are not distributions. See below under "Distributions."

The Capital Account of each Member will be maintained on the books and records of the Fund. Each Capital Account will be:

(i) credited with any contributions made by such Member to the Fund;

(ii) credited with any allocations of income, profit, or gain made to such Member under Section 5.5 of the Operating Agreement;

(iii) debited by the amount of cash or the fair market value of any property distributed to such Member; and,

(iv) debited by any allocation of expense, deduction, or loss made to such Member under Section 5.5 of the Operating Agreement.

Allocation of Net Income. After giving effect to the tax allocations described in the Operating Agreement, Net Income shall be calculated and allocated as follows:

(i) first, 100% to the Members until they have been allocated Net Income equal to the aggregate amount of Net Losses allocated to such Members plus a ten percent (10%) priority return on the Members' capital invested in the Fund;

(ii) not less than annually, after the allocations in (i) above, a Net Profits Allocation to the Manager equal to forty percent (40%) of the remaining pro-rata Net Income of the Fund, allocable to the Capital Account of each Member. Each Member will be charged for any such allocations attributable to its Capital Account, provided that the Manager in its discretion may reduce or waive any such Allocation to the Capital Account of any Member. The Manager may reduce or waive an allocation based on the size of the investment or whether the investor is an officer or director of the Manager or a family member of an officer or director. If an allocation is reduced, the Manager's fee is also reduced by the amount of the reduction); and

(iii) thereafter 100% to the Members.

Allocation of Expenses. Expenses will be borne by the Fund and paid from contributions or from Investment Receipts and allocated to each Member in accordance with its Contribution Percentage. The "Contribution Percentage" is derived by dividing (i) such Member's contribution by (ii) the sum of all Members' contributions at such time. The sum of all Members' Contribution Percentages will always equal 100%.

Allocation of Net Losses. All net losses or deductions derived from Fund operations will be generally allocated first to offset any Net Income previously allocated and thereafter 100% among the Members in accordance with each Member's Contribution Percentage.

Distributions

Under the terms of the Operating Agreement, the Manager may determine in its sole discretion the amount and timing of distributions to the Members. There is no limitation on the Manager's discretion to withhold distributions except as described below. Notwithstanding such discretion, the Members' Capital Accounts will continue to be allocated Net Income and Net Losses during such withholding period as described above. Prior to dissolution, distributions will take the form of cash.

Any amounts received by the Fund from Fund Investments, whether such receipts constitute returns of capital, premium returns or contingent compensation and Interest Income, are referred to in the Operating Agreement as "Fund Investment Receipts." Fund Investment Receipts will be accounted for and tracked on a Project-by-Project basis.

Fund Investment Receipts, net of all Fund Expenses allocable to the related Fund Investment ("Net Fund Investment Receipts"), will be treated as follows:

(i) Prior to the 36th month anniversary of the date the offering terminates (the "Investment Cutoff Date"), Net Investment Receipts from each Fund Investment in each Project, up to and including an amount equal to that Fund Investment ("Return of Capital"), will be retained by the Fund and re-invested in Fund Projects. After the Investment Cutoff Date the Fund will make no further Fund Investments.

(ii) After the Investment Cutoff Date, Net Fund Investment Receipts which represent Return of Capital (i.e., up to an amount equal to the corresponding Fund Investment), after the establishment of any Reserves, will be distributed at least annually to all Members, in proportion to their Contribution Percentages, as follows: (1) 100% to all Members until they have received a return of their investment plus a 10% per annum cumulative priority return on their investment. In other words, any unpaid portion of the priority return for any year will be added to the priority return required to be paid in subsequent years.

(iii) Net Fund Investment Receipts received in excess of Return of Capital plus the 10% cumulative priority return, regardless of when received, after the establishment of any Reserves, will be distributed to the Manager until the Manager shall have received its 40% interest in the Net Income of the Fund as described in Section 5.5(b); and

(iv) thereafter, after payment of the Manager's 40% Net Income percentage, Net Investment Receipts will be distributed to Members *pro rata* to their Contribution Percentages.

CONFLICTS OF INTEREST

The Fund

Management and operation of the Fund will involve various conflicts of interests, including the following-

Fund Investments. Proceeds of the offering may be invested in Projects owned or controlled by the Manager or its affiliates, including Projects sponsored by National Developers, LLC, a real estate development company controlled by William J. Raike. National Developers, LLC owns a residential development project in Virginia. See "Management." The factors to be used to determine whether to invest in such Projects include: (a) availability of more attractive opportunity (b) terms at least as favorable as could be obtained from unrelated third parties and (c) risk and returns relative to the underlying objectives of the Fund. The Manager will use its best efforts to support such investments by obtaining independent appraisals as to value and legal and other advice as to investment and other decisions about these Projects for the benefit of the Fund, **(Cmt. 2)** there is no assurance that the interest of the investors will be fully protected by these decisions. Appraisals are only estimates of value and should not be relied on as measures of realized value. The Manager is not engaged in, does not invest in, does not control, and is not affiliated with entities that are engaged in making similar investments as the Fund.

Direct Interest. The Fund may invest in properties in which Mr. Raike has a direct interest. **(Cmt. 2)** While no such investments are presently contemplated, the direct investmen refered to would be an equity interest or debt in the property involved. In order to minimize the likelihood that the conflict of interest would produce a result disadvantageous to the Fund in such a case, the following steps will be taken: (a) an independent appraisal will be obtained of the fair vlaue of the property in question; (b) a comparison will be made by the appraiser of the difference, if any, between the fair value of the investment interest of Mr. Raike in the property and the price at which the Fund's investment is to be made; (c) an adjustment to the price will be made, if necessary so that it does not exceed the equivalent fair value; and (d) Mr. Raike will receive no compensation from the Fund to the extent that he receives an economic benefit from the Fund's investment in the property in order to avoid "double dipping."

Other Companies. The Manager may organize other companies with similar investment objectives and financing arrangements. No such company will invest in any Project identified by the Manager as suitable for the Fund, however, until the funds provided by the Fund are fully committed.

Common Ownership and Management. The senior executive officers and the directors of the Manager also have ownership interests in, and serve as senior executive officers and directors for other companies. The directors and officers of the Manager will also engage in other business activities. They will devote such time to the affairs of the Fund as the Manager deems necessary.

Legal Representation. Investors have not been represented by independent counsel in connection with the preparation of the Operating Agreement or in establishing the terms of this offering.

Lack of Arm's-Length Negotiations. Agreements and arrangements, including those relating to compensation, between the Fund and the Manager or affiliates, **(Cmt. 2)** including National Developers, LLC, have not been and will not be the result of arm's-length negotiations. The compensation plan may create conflicts between the interests of the Manager and those of the Fund.

Miscellaneous Conflicts. The Manager may encounter certain conflicts of interest arising from its authority as tax matters partner to make certain accounting decisions for the Fund and arising in connection with the allocation of expenses for services provided for the benefit of both the Fund and the Manager or any of its affiliates, **(Cmt. 2)** including National Developers, LLC.

FIDUCIARY RESPONSIBILITY OF THE MANAGER

The Manager is accountable to the Members and the Fund as a fiduciary and consequently must exercise good faith and integrity in handling Fund affairs. Investors should seek legal advice as to the duties of the Manager in this constantly evolving area of law.

The Operating Agreement shields the Manager and affiliates from liability to the Members or the Fund, and indemnifies the Manager and its affiliates from and against any loss, judgment, liability, expense and amount paid in settlement of any claim sustained by them in connection with the Fund, except that such indemnity does not cover any liability which resulted from either the Manager or its affiliates gross negligence, willful misconduct, fraud or other breach of fiduciary duty to the Fund or any Members, including breach of any contract between either the Manager and the Fund and a course of conduct not determined by a Manager or an affiliate, in good faith, to be in the best interests of the Fund. As a result of such provisions, a Member may be entitled to a more limited right of action than he/she would otherwise have if such provisions were not included in the Operating Agreement.

To the extent that these indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended, such indemnification, in the opinion of the SEC, is contrary to public policy and is, therefore, unenforceable.

MANAGEMENT

Raike Real Estate Management, Inc.:

Raike Real Estate Management, Inc., a Delaware corporation, is the Manager of the Fund and an affiliate of National Developers, LLC. The Manager's principal executive office is located at 117 Towne Lake Parkway, Suite 214, Woodstock, GA 30188, which is also the principal executive office of the Fund. William J. Raike is the President, Treasurer, Secretary and currently the sole Director of the Manager. Shannon Raike is the Assistant Treasurer of the Manager. The Manager does not currently have an ownership interest in the Fund. The Manager does not have a record of prior performance in financing and developing commercial and residential real estate, which is distinct from Mr. Raike's prior performance record as a developer of residential real estate properties. See "Management."

William J. Raike has been licensed in the financial services industry for over 21 years. His brokerage career began in 1985 as a financial representative of Michelin & Company, a FINRA member brokerage headquartered in Denver, Colorado. In 1988 Mr. Raike accepted a position as

Vice President and Branch Manager of the Atlanta, Georgia regional office. Mr. Raike later joined Davenport & Company, a NYSE member firm headquartered in Richmond, Virginia and subsequently owned an independently operated a branch office of a FINRA member firm, First Colonial Securities, from 1993 to 1995. Mr. Raike formed Raike Financial Group, Inc. (now re-named Woodstock Financial Group, Inc.) in March of 1995 and was successful in growing the company from two registered representatives and approximately $200,000 in revenues to over 80 registered representatives and $10 million in revenues. In 2004, Woodstock Financial Group, Inc. was chosen as one of Georgia's Top 100 Publicly Traded Companies by The Atlanta Journal and Constitution. [1] Mr. Raike currently holds positions as Chairman of the Board, Chief Executive Officer and President and is licensed with the Series 4 (Registered Options Principal), 7 (General Securities Representative), 24 (General Securities Principal), 55 (Equity Trader), 63 (State Securities License), and 65 (State Advisers License).

In addition to Mr. Raike's activities as President of Woodstock Financial Group, Inc., he is also President of National Developers, LLC whose objective is to search out areas of the country where residential development may be undertaken in the path of urban expansion. Mr. Raike and his family own Raike Real Estate Management, Inc. National Developers, LLC is currently undertaking the development of a 116 acre tract in the Shenandoah Valley of Virginia, near the towns of Staunton, Waynesboro and Charlottesville. The property consists of 116 acres zoned for 79 one acre lots. The cost of a 3,000 to 4,000 square feet home in the Shannon Lea Project ranges from $600,000 to $1,000,000, or more depending on the location and quality of the improvement and the developments. The project is 50% complete. Mr. Raike has also made real estate investments in residential rental properties on the Gulf Coast of Florida as well as timber properties in the Appalachian Mountains. Mr. Raike and his wife recently purchased two commercial office buildings, one of which was a $1 million investment recently sold for a 50% profit.

The directors and officers of the Manager serve without remuneration from the Fund. For information relating to fees and other payments to be made to the Manager, see "Management Compensation" relating to the Manager's fees and overhead allowance. The Manager will devote such time to the business and affairs of the Fund as it deems necessary to conduct the Fund's business.

Change in the Mangement of the Fund

By Special Consent

The Manager will not voluntarily withdraw from the Fund, except with Special Consent. A Special Consent is approval of Members whose contributions constitute at least two-thirds (2/3) of the total contributions. In the event the Manager obtains Special Consent, the Members may by Special Consent require the Manager instead to assign its entire interest as the Manager of the Fund, including all of its related rights and duties hereunder, but not any interest it may have as a Member in the Fund, to a substituted Manager approved by Special Consent. The Manager's interest as a Member would include the financial interest, the right to vote, and all other rights granted to a Member under the Operating Agreement. No additional or substituted Manager will be admitted to the Fund except as

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[1] The Atlanta Journal and Constitution, June 12, 2005, Q16.

provided for in the Operating Agreement. See "Operating Agreement" – Section 2.7, Withdrawal of Manager; Substituted Manager; and Section 4.4, Members' Removal Rights.

BUSINESS OF THE FUND

Raike Real Estate Income Fund, LLC, a Delaware limited liability company (the "Fund") was formed on December 6, 2005. The Fund will provide financing, principally for the acquisition and development of commercial and residential real estate Projects which the Manager believes are undervalued, based on estimated cash flow and resale value. The financing will take the form of direct equity participations as a joint tenant or shared ownership or will take the form of secured or unsecured loans backed by the underlying real estate, which may be first mortgage or subordinated loans or other forms of debt. Revenues from the activities will be earned through receipt of distributions from real estate operations such as rentals from leasing, sales of properties or other business activities on the site or from resales of Projects or interests in Projects, interest on loans or "equity kicker" participations on resales. An "equity kicker" is an equity participation interest in the project usually added to a real estate loan in order to give the lender added income. The Fund will not be in charge of the development of properties acquired. The Fund offers Unit owners an opportunity to invest in the acquisition and enhancement of commercial and residential real estate properties in different markets as selected by the Manager. No properties have been selected. The Manager has not predetermined the amount to be invested in any particular Project. Nor has the Manager commited a material portion of the proceeds (allowing for reasonable Reserves) to specific properties. The Manager is not currently engaged in discussions with property owners or developers.

(Cmts. 3, 4 and 5) Plan of Operations. The Fund is designed to make investments in real estate projects. These investments take the form of loans or minority equity investments. They do not involve acquision of any company or property or operating control of the investments. The Fund does not have "operations" and is not an operating company in the sense of a manufacturing or sales organization. The Fund's Manager, Raike Real Estate Management, Inc. is staffed to evaluate and implement real estate investments to be made by the Fund with the assistance of outside professionals such as brokers, appraisers, accountants, attorneys and the like. The Manager's duties consist of (a) evaluation of "deal flow" and selection fo qualified inestments for the Fund, (b) structuring and implementing chosen investments for the Fund that meet the criteria (see below) and (c) monitoring the Fund investments that have been made to assure that the objectives are being met.

Specific Goal. The Plan of Oerations for the Fund has the following specific goal: to invest in commercial and residential real estate properties in such a way as to derive an acceptable return for the investors.

Specific Investment Strategy. The Fund does not intend to acquire another unspecified company or engage in an undefined type of business. The specific investment strategy of the Fund is to unearth opportunities which currently exist for investors to participate in existing commercial and residential real estate projects on attractive terms. These opportunities exist primarily due to conditions of overbuilding and stagnation which exist in many areas of the United States, with particular reference to the Southeast where Mr. Raike has had experience as a developer and investor. See "Management." Mr. Raike has done some general research into local markets and prospective investment opportunities through an established network of local owners/operators and relationships with banks, trustees, law firms, portfolio servicers, title companies and other real estate serivce providers. This network has been established through Mr. Raike's personal and business dealings in the community over a period of 20 years. This research has led him to conclude that, with the assets raised, the Fund could negotiate and obtain interests in real estate Projects providing attractive returns. This investment strategy calls for the Fund to make its initial investments in 2008 with the expectation that returns to the Fund would be generated commencing 12 to 18 months after the initial investment date. As the Fund presently has no assets with which to make any investments it does not plan to legally commit itself to make investment until it does have the funds. If it did legally commit itself to make an investment without having funds it would expose the Fund to liability should the Fund be unable to close on the investment due to lack of funds.

Investment Criteria. The specific criteria for making an investment are: (a) a credit worthy entity, (b) the ability of that entity to generate a return on the investment, or (c) a combination thereof.

Neither Mr. Raike nor his affiliates have sponsored investment programs that raised funds from passive investors to invest in real estate.

FEDERAL INCOME TAX CONSIDERATIONS

IT IS IMPRACTICAL TO COMMENT ON ALL ASPECTS OF FEDERAL, STATE AND LOCAL LAWS, WHICH MAY AFFECT THOSE INVESTING IN THE FUND. THE FOLLOWING IS A DESCRIPTION OF ALL MATERIAL INCOME TAX CONSIDERATIONS, WHICH MAY BE OF PARTICULAR SIGNIFICANCE TO INDIVIDUAL INVESTORS. THIS SUMMARY IS NOT INTENDED TO BE EXHAUSTIVE OR TO SERVE AS A SUBSTITUTE FOR CAREFUL PERSONAL TAX PLANNING OR TO BE CONSTRUED AS LEGAL OR TAX ADVICE. THE MANAGER DOES NOT INTEND TO SEEK A RULING FROM THE INTERNAL REVENUE SERVICE CONCERNING ANY ASPECT OF THE FUND.

Consultation with Tax Advisors Strongly Suggested. A detailed analysis of a proposed investment in the Fund can be complicated and no attempt is made herein to provide that analysis. The investor is strongly advised to consult with his/her own personal tax advisors concerning the tax consequences, whether state or federal, to such investor of a proposed investment in the Fund. The Fund has obtained the opinion of Geoffrey T. Chalmers, Esq. as to the Income Tax Considerations set forth in this Section.

Tax Treatment of the Fund. In the opinion of Geoffrey T. Chalmers, Esq., the Fund will be taxed as a partnership. IRS Regulations provide that a domestic LLC with two or more members shall be treated as a partnership. An organization classified as a partnership is not a taxable entity but rather a "pass through entity" through which tax deductions and taxable income, loss, gain or credits resulting from the Fund's operations are passed to the Members whether or not any actual distribution is made to such Member during his/her taxable year. Thus the Members will be subject to tax on the income of the Fund, but no additional tax will be incurred by the Fund that may affect the Members and the Manager of the Fund.

The Fund is not a "tax shelter." An investment in the Fund is not expected to generate tax losses in excess of an investor's capital contribution and is not formed for the purpose of generating tax losses. Accordingly, a Member's evaluation of an investment in the Fund should be based on the expected economic return from the investment, and an investment in the Fund should not be made with the intention of obtaining tax advantages normally associated with "tax shelters."

POTENTIAL INVESTORS SHOULD NOT PURCHASE INTERESTS FOR THE PURPOSE OF OBTAINING TAX LOSSES AND DEDUCTIONS WITH WHICH TO OFFSET INCOME FROM SOURCES OTHER THAN THE FUND. THE MANAGER DOES NOT ANTICIPATE THAT THE FUND WILL HAVE DEDUCTIONS IN EXCESS OF INCOME OR TAX CREDITS ON EXCESS OF THE TAX LIABILITIES ATTRIBUTABLE TO THE FUND IN ANY YEAR.

Audits. If a federal tax audit of the Fund occurs, the Manager may challenge any proposed tax adjustments. Any such tax adjustments will be financed, to the extent possible, out of the cash flow and/or capital funds of the Fund. Accordingly, any adjustments of the Fund's tax return would normally result in adjustment of Members' tax return. In addition, an audit of the Fund's tax return may result in an audit of the investor's personal tax return. A Member whose individual return is audited will be personally liable for cost of such audit. Members must also bear the cost associated with an audit of the Fund.

Deductibility of Prepaid and Other Expenses. If the Fund takes a large deduction for prepaid interest in its first year of operation, having little or no income in such year, the IRS may determine that the prepayment created a material distortion of income at the Fund level and require that it be allocated over the term of the loan.

Excess Liabilities. No public market is expected to develop for the Interests and Unit holders may not be able to liquidate their investment quickly. The investor's tax liability may exceed his/her cash distributions in corresponding years and to the extent of such excess, the payment of such taxes will be an out-of-pocket expense for the investor. Where the Fund's losses offset a Member's earned income at 50 percent rate, the Fund's income in later years may be taxed to the investor at a higher rate. Upon sale or other disposition of a Membership Interest or, upon sale (including foreclosure sale) or other disposition of Fund Project(s), an investor's tax liabilities may exceed the cash he/she receives and to the extent of such excess, the payment of such taxes will be an out-of-pocket expense for the investor. Therefore, the investor may have a tax liability (i.e. have to pay taxes), due to the investor's investment in the Fund, and may not have received profits from the Fund (i.e. cash with which to pay the taxes).

Potential investors should consult with appropriate tax advisors to consider their individual tax consequences for investment in the Fund. For advice on state tax laws applicable to your tax situation, you should seek the advice of your tax adviser.

Where the Fund holds leveraged property, a Member who makes a gift of his/her Interests may be subject to Federal income tax and Federal gift tax. In addition, the IRS may consider such a gift as relieving the Member of his/her share of the Fund's non-recourse liabilities, and therefore such Member may realize a taxable gain on the gift to the extent that the Member's share of such liabilities exceeds his/her adjusted basis in his/her Membership Interest in the Fund.

Unrelated Business Taxable Income ("UBTI"). The Fund may generate unrelated business taxable income subject to a possible exception for Qualified Plans. Tax-exempt entities should consult their own tax counsel about the effect of any unrelated business taxable income.

Possible Disallowance of Various Deductions. The availability, timing and amount of deductions or allocations of income of the Fund will depend not only on general legal principles but also on various determinations that are subject to potential controversy on factual and other grounds. Such determinations could include, among others, whether fees paid to the Manager or its affiliates are deductible on the ground that such payments are excessive or constitute non-deductible distributions to the LLC Manager or an affiliate or otherwise. Additional issues could arise regarding the allocation of basis to buildings, land, leaseholds and personal property. If the IRS were successful, in whole or in part, in challenging the Fund on these issues, the federal income tax benefits of an investment in the Fund, if any, could be materially reduced.

Limitations on Losses and Credits from Passive Activities. Deductions in excess of income, i.e., losses from passive trade or business activities, generally may not be used to offset "portfolio income," i.e., interest, dividends and royalties, or salary or other active business income. Deductions from passive activities generally may be used to offset income from passive activities. Interest deductions attributable to passive activities are treated as passive activity deductions, and not as investment interest. Thus, such interest deductions are subject to limitation under the passive activity loss rule and not under the investment interest limitation. Credits from passive activities generally are limited to the tax attributable to the income from passive activities. Passive activities include trade or business activities in which the taxpayer does not materially participate, which would include holding an interest as a Member. Thus, the Fund's Net Income and Net Loss will constitute income and loss from passive activities. A taxpayer may deduct passive losses from rental real estate activities against other income if: (i) more than half of the personal services performed by the taxpayer in trades or businesses are performed in a real estate trade or business in which the taxpayer materially participates; and (ii) the taxpayer performs more than 750 hours of service during the tax year in real property trades or businesses in which the taxpayer materially participates. It is unlikely that any Member would qualify for this treatment.

Allocation of Net Income and Net Losses. For the allocations to Members of income, gains, deductions, losses and credits under the Operating Agreement to be recognized for tax purposes, the allocations must possess substantial economic effect. It is possible that the IRS may claim that such allocations lack substantial economic effect. If any challenge to the allocation of losses to any Member were upheld, the tax treatment of the investment for such Member could be adversely affected.

Potential Limitation of Net Loss. Member should be aware that they will only be able to use net losses up to the amount of the Member's basis in his/her Units. The Members share of the Fund's non-recourse debt will be included in the adjusted basis of the Member's Interest. Changes in the

Member's profit sharing ratio, which reduce his/her share of non-recourse debt, may also have the effect of reducing the basis of his/her Interest.

Depreciation. The Fund intends to make equity and debt investments in Projects developed and managed by others. Equity investments will generally generate a "pass through" of income and losses for tax and accounting purposes, which will be disclosed to the Fund by the manager of each Project on a periodic basis. The Fund will not choose any methods of depreciation to be used, useful lives of properties, etc., either for tax or general reporting purposes. The choices of depreciation methods will be made by the managers of these Projects. The Fund will report the results of investment in any Project to its Members using the depreciation methods chosen by the Project manager in reporting to the Fund and other investors in the Project.

Liquidation of the Fund. Generally, upon liquidation of the Fund, gain will be recognized by a Member only to the extent that cash is distributed (including his or her share of any reduction in the Fund's non-recourse liabilities) in excess of such Member's adjusted basis in his or her Units at the time of distribution.

GLOSSARY

"Act" means the Delaware Limited Liability Company Act, as the same may be revised or amended from time to time, or any successor law.

"Advisers Act" means the U.S. Investment Advisers Act of 1940, as amended from time to time.

"Agreement" means this Limited Liability Company Agreement, as amended from time to time.

"Borrowing" means all types of borrowing, including without limitation secured, unsecured, recourse and non-recourse loans and short-term margin borrowings and includes guarantees of the obligations of other Persons.

"Business Day" means any day except a Saturday, Sunday, or other day on which commercial banks in Atlanta, Georgia, are authorized by law to close.

"Capital Account" means accounts that are:

(i) credited with any contributions made by such Member to the Fund;

(ii) credited with any allocations of income, profit, or gain made to such Member under Section 5.5 of the Operating Agreement;

(iii) debited by the amount of cash or the fair market value of any property distributed to such Member; and,

(iv) debited by any allocation of expense, deduction, or loss made to such Member under Section 5.5 of the Operating Agreement.

"Code" means the U.S. Internal Revenue Code of 1986, as amended, or any successor law.

"Contribution" means, with respect to any Member, the cash contribution made by such Member pursuant to Article III as may be appropriately adjusted from time to time.

"Contribution Percentage" means, with respect to any Member or the Fund, as applicable, at any time, the percentage derived by dividing (i) such Member's Contribution by (ii) the sum of all Members' Contributions at such time. The sum of all Members' Contribution Percentages will always equal 100%.

"ERISA" means the U.S. Employees Retirement Income Security Act of 1974, as amended and as hereafter amended, or any successor law.

"Fiscal Year" means the calendar year, unless the Manager elects another fiscal year for the Fund that is a permissible tax year under the Code.

"Fund" means Raike Real Estate Income Fund, LLC.

"Fund Expenses" means Organizational Expenses and Operating Expenses as set forth under Expenses in the Summary of the Operating Agreement.

"Fund Investment" means an investment by the Fund.

"Fund Investment Receipts" means any amounts received by the Fund from Fund Investments, whether such receipts constitute returns of capital, premium returns or contingent compensation and Interest Income.

"Fund Project" means any investment by the Fund.

"Interest" has the same meaning as Membership Interest.

"Interest Income" has the same meaning as Investment Receipts.

"Investment Cutoff Date" means the period prior to the 36th month anniversary of the date the offering terminates.

"Investment Receipts" means cash flow from Projects as set forth in Section 5.2(b) of the Operating Agreement.

"Majority Consent" means the approval (including by written consent) of Members whose aggregate Contributions constitute at least a majority of the aggregate Contributions of all Members.

"Manager" means Raike Real Estate Management, Inc., a Delaware corporation, or any other Person who, at such time, serves as the Manager of the Fund.

"Member" means, at any time, any Person who is admitted by the Manager as a member of the Fund and shown as such on the Schedule of Members as a member and *"Members"* means all Members.

"Members' Contributions" means, without duplication, all Members' Contributions.

"Membership Interest" means the interest of a Member in the profits, losses, right to receive distributions and other membership rights of the Fund as set forth in this Agreement. Said definition of "Membership Interest" is intended to comply with the definition of "limited liability company interest" as set forth in Section 18-101 of the Delaware Act, and shall be interpreted consistently therewith.

"Net Fund Investment Receipts" means net Investment Receipts net of all Fund Expenses alloacable to the related Project.

"Net Income" shall mean the excess of (1) all items of income and gain derived by the Fund from its business and any other income or gain received by the Fund from any source whatsoever over (ii) all items of loss, deduction, expenses and credit attributable to the Fund's business for the applicable period.

"Net Loss" shall mean the excess of (1) all items of loss, deduction, expenses and credit attributable to the Fund's business, over (ii) all items of income and gain derived by the Fund from its business and any other income or gain received by the Fund from any source whatsoever for the applicable period.

"Organizational Expenses" has the same meaning as Fund Expenses.

"Person" means any individual, partnership, corporation, limited liability company, trust, or other entity.

"Prime Rate" means the per annum interest rate that is publicly announced from time to time by The Chase Manhattan Bank, N.A. as its prime rate in New York for U.S. Dollars.

"Priority Membership Interest" means the interest of a Member in the profits, losses, right to receive distributions and other membership rights of the Fund as set forth in the Operating Agreement.

"Schedule of Members" means the Schedule attached hereto as Appendix A to this Agreement, showing the name, address, date of admission, and the initial capital contributions (and

any adjustments thereto pursuant to Section 3.2) with respect to each Member, which Schedule will be maintained and amended by the Manager in accordance with this Agreement.

"Special Consent" means the approval (including by written consent) of Members whose aggregate Contributions constitute at least two-thirds of the aggregate Contributions of the Members.

"Tax Rate" means the sum of U.S. Federal, state, and local marginal income tax rates (expressed as a decimal) for individuals resident in California in the highest marginal applicable income bracket for such year applicable to ordinary income or capital gains, as appropriate (taking into account the deductibility of state and local income taxes for Federal income tax purposes).

"Term" means the existence of the Fund until dissolution pursuant to Article VII of the Operating Agreement which provides for dissolution upon the happening of a number of events including, among other things, subject to the provisions of Section 7.1 of the Operating Agreement, the expiration of the Term of the Fund, which is December 31, 2020; a decision made by the Manager to dissolve the Fund which must be voted on by the Members; and, an action by Special Consent of the Members.

"Transfer" means any sale, exchange, transfer, assignment, pledge or granting of another form of security interest, or other disposition by a Member of all or any part of an interest in the Fund (including without limitation a Membership Interest) to another party, whether voluntary or involuntary.

"U.S." *or* ***"United States"*** means the United States of America.

SUMMARY OF THE OPERATING AGREEMENT

The following is a summary of all material provisions of the Operating Agreement and certain other matters relating to the rights of the Members. The following statements as they relate to the terms of the Operating Agreement, merely summarize those provisions and are qualified in their entirety by reference to the Operating Agreement, a copy of which is included as Exhibit B to this Preliminary Offering Circular. Certain capitalized terms used in this summary are defined in the Operating Agreement.

Description of Interests

The Fund is offering up to $5,000,000 in 1,000 Units of 10% Priority Membership Interest at $5,000 per Unit. A Unit of Limited Liability Company Interest in the Fund represents an undivided interest in the equity ownership of the Fund. A subscriber shall be treated as a Member of the Fund as of the close of business of the day on which the Fund receives the funds representing such person's order or, in the case of a transfer of Interests, as of the date of effectiveness of such transfer as discussed below under "Transfer of Interest." All rights of, and allocations to, Members will vest and be allocable to each Member as of the close of business on such day.

Membership Interests will not be redeemable prior to the Investment Cutoff Date. After the Investment Cutoff Date Membership Interest may be redeemed in the discretion of the Manager. Members must give the Manager thirty (30) days advance written notice of intent to redeem their Membership Interests.

Voting Rights

Members have a right to vote only on major transactions affecting the Fund (removal of Manager, sale, exchange of all assets, liquidation) as defined in the Operating Agreement. All other rights and powers of management and control are held and exercised by the Manager.

Liability of Members

Under the Operating Agreement liability of each Member is limited to the amount of his/her capital contribution to the Fund together with his/her share of undistributed profits and as otherwise provided by Delaware law. Under Delaware law and the terms of the Operating Agreement, a Member may, in certain circumstances such as when the Manager mistakenly makes a distribution without first applying funds to all of the Fund's liabilities, be required to return certain distributions made to him. See "Risk Factors" and "Allocations and Distributions."

Rights, Duties, and Powers of the Manager

(a) Subject to the terms and conditions of the Operating Agreement, the Manager will have complete and exclusive responsibility for managing and administering the affairs of the Fund and will have the power and authority to do all things necessary, appropriate or convenient to carry out its duties under the Operating Agreement.

(b) Without limiting the generality of the Manager's duties and obligations set forth in the Operating Agreement, the Manager will have full power and authority:

(i) to solicit investments in the Fund and to file all such documents and take all such other actions as may be necessary or appropriate to qualify Membership Interests in the Fund for offer and sale in any jurisdiction;

(ii) to receive contributions from Members;

(iii) to conduct meetings of the Members;

(iv) to open, maintain, and close bank accounts and custodial accounts for and in the name of the Fund and draw checks and other orders for the payment of money;

(v) to disburse payments as provided for in the Operating Agreement;

(vi) to pay all Fund Expenses (including attorneys' fees);

(vii) to engage such attorneys, accountants, and other professional advisers and consultants as the Manager may deem necessary, appropriate, or convenient for the affairs of the Fund;

(viii) to furnish Members with the reports described in Section 8.2 of the Operating Agreement;

(ix) to furnish Members with copies of all amendments to the Operating Agreement;

(x) to issue to any Member, in such form and on such terms as the Manager may consider necessary, appropriate, or convenient, an instrument certifying that such Member is the owner of an Interest in the Fund;

(xi) to prepare and file, on behalf of the Fund, any required tax returns and all other documents relating to the Fund and to make any elections (required or otherwise) in connection therewith;

(xii) to commence or defend litigation that pertains to the Fund or any Fund assets;

(xiii) to provide office space, staff, supplies, and equipment for the Fund's offices;

(xiv) to cause the Fund, if and to the extent the Manager deems such insurance advisable, to purchase or bear the cost of (A) any insurance covering the potential liabilities of the Fund (including its indemnification of the Manager and Members as provided defined in Section 4.8 of the Operating Agreement), (B) fidelity insurance relating to the performance by the Manager of its duties to the Fund, provided that any such insurance purchased for the sole benefit of the Manager will be at the expense of the Manager;

(xv) generally to provide all other executive and administrative undertakings for and on behalf of the Fund; and,

(xvi) subject to the other terms and provisions of the Operating Agreement, to cause the Fund to engage in Borrowings (means all types of borrowing, including without limitation secure, unsecured, recourse and non-recourse loans and short-term margin borrowings and includes guarantees of the obligations of other Persons (means any individual, partnership, corporation, limited liability company, trust, or other entity).

Management of the Fund

The Manager shall have all of the rights, powers and obligations relative to the management of the Fund as set forth in the Operating Agreement. Members will take no part in the management, conduct or control of the Fund's business. Except as otherwise provided in the Operating Agreement, the Manager has all specific rights and powers required for or appropriate to its management of the Fund's business.

Fund Investments

Subject to Sections 4.4, 4.6, and 9.1 of the Operating Agreement, the Manager will have complete and exclusive responsibility for all investment and investment management decisions to be undertaken on behalf of the Fund. Without limiting the foregoing, the Manager will have full power and authority:

(i) to purchase, sell, exchange, trade, and otherwise deal in and with Fund Investments and other assets of the Fund;

(ii) to make all decisions relating to the manner, method, and timing of investment transactions, to select brokers, dealers, or other financial intermediaries (including any firms with which the Manager is affiliated or associated) for the execution, clearance, and settlement of any transactions on such terms as the Manager considers appropriate, and to grant limited discretionary authorization to such persons with respect to price, time, and other terms of investment and trading transactions;

(iii) to borrow on behalf of the Fund for any purpose; and

(iv) to arrange for the custody of Fund Investments acquired or held on behalf of the Fund, to direct custodians to deliver funds or securities for the purpose of effecting transactions, and to instruct custodians to exercise or abstain from exercising any right or privilege attaching to assets.

Expenses

The Fund will pay for the following expenses of the Fund (collectively, "Fund Expenses"):

(a) The Fund will pay all expenses of organizing the Fund ("Organizational Expenses"), including without limitation all selling expenses, reasonable accounting fees, legal fees, printing costs, travel expenses, and other expenses incurred by the Manager or the Fund in connection with the Regulation A offering of the 10% Priority Membership Interests; *provided* that Organizational Expenses shall not include any legal fees and expenses of the Members.

(b) The Fund will pay its own operating expenses ("Operating Expenses"), including the expenses of third party service providers such as legal counsel and accountants, taxes, fees and government charges, transaction costs relating to the invesetment operations, Management Fees; travel and entertainment directly associated with Fund Investments and overhead expenses such as office and equipment rental properly allocable to the Fund. Fund Expenses may be paid (or reimbursed to the Manager to the extent initially paid by the Manager) form Contributions or from Fund Investment Receipts.

(c) The Fund will pay to the Manager an overhead allowance of $10,000 per month. The Manager will pay for office and travel expenses and other costs incurred in connection with the supervision of Fund Investments. To the extent that its costs in connection with such activities exceed the overhead incurred by the Manager in connection with Fund Investments, such costs will be borne by the Manager.

(d) The Manager will pay its own operating and overhead expenses not directly related to a Fund Investment or prospective investment. All operating and overhead expenses of the Manager allocable to the Fund shall be documented in a manner which permits them to be audited and verified as properly allocated.

(e) The Manager will have discretion to pay Operating Expenses and Organizational Expenses from Contributions or, from Investment Receipts.

(f) Any extraordinary out-of-pocket expenses incurred by the Manager subsequent to the formation of the Fund in connection with special reports, audits, opinions, or other documentation requested by a Member or group of Members and not otherwise required to be delivered hereunder will, unless approved by Majority Consent, be charged to and paid by the Member(s) requesting the same. If any Member fails to make all or any portion of a payment required under Section 4.5(f) of the Operating Agreement, such Member will pay interest on the outstanding unpaid amount from and including the date such amount became due until the date of payment at a rate per annum equal to the Prime Rate plus five percent (5%), and the Manager will be entitled to exercise such rights as may be available to the Manager or the Fund at law or in equity to obtain payment of the amounts due (including without limitation the right of set-off).

Loans and Withdrawals of Capital

(a) No Member will be permitted to borrow against, or to make an early withdrawal of, any portion of its Capital Account; *provided* that any Member who becomes subject to ERISA may request to withdraw its Membership Interest from the Fund, which approval may be granted or withheld in the Manager's sole discretion.

(b) Members may not redeem their investments in the Fund prior to the Investment Cutoff Date except with the prior written consent of the Manager. Withdrawals will generally require a minimum of sixty (60) days advance notice.

Books, Records and Reports

The books and records, of the Fund will be maintained by the Manager or its duly authorized representative. Subject to the standards set forth in the Operating Agreement, any Member may obtain from the Manager information regarding the status of the business and financial condition of the Fund and such other information regarding the affairs of the Fund as is just and reasonable. The Manager is required to send certain reports to Members. See "Reports to Members."

Transfer of Interest

Investors must understand and represent that they are acquiring Interests for investment and not with a view to distribution or resale. Investors must bear the economic risk of investment for an indefinite period of time. Units will be offered for only a limited public sale under Regulation A, an exemption available under the Securities Act of 1933 and applicable state "Blue Sky" or securities laws. No public market is expected to develop for the Interests and Unit holders may not be able to liquidate their investment quickly.

Subject to Articles VI of the Operating Agreement, a Member generally may not withdraw from the Fund prior to its termination. Subject to compliance with applicable law, a Member may transfer his/her Interest in the Fund only with the consent, of the Manager, which the Manager in its sole and absolute discretion may withhhold. Such consent in any event will not be given if the Manager believes that such transfer (i) will jeopardize the status of the Fund as a partnership for federal income tax purposes or otherwise result in adverse tax consequences to the Fund or any Member, or (ii) will terminate the Fund for federal income tax purposes or violate or cause the Fund to violate, any applicable law, or (iii) is being made to a tax-exempt entity as such term is defined in Section 168(h)(2)(A) or in Section 511(a) or (b) of the Code or to an entity that is purchasing the Interests on behalf of such a tax-exempt entity, or (iv) is being made to a transferee who may directly or indirectly make or operate a secondary market or the substantial equivalent thereof in Limited Liability Fund Interests or any beneficial interest therein.

(Cmt. 9). There are no restrictions imposed by the Operating Agreement on the transfer of the Member's Interest in the Fund. No transferee will become a substituted Member, unless the prior written consent of the Manager has been obtained, which consent may be withheld by the Manager in its sole and absolute discretion.

A transferee who is to become a Member must meet the suitability standards and minimum purchase requirements applicable to an original subscriber residing in the state of such transferee and agrees to be bound by the Operating Agreement. Any purported transfer of an Interest in the Fund which is not in compliance with the Operating Agreement is null and void.

Transfer of Interest of Manager; Advisers Act

The Manager may not assign (as such term is defined in the Advisers Act and the rules and regulations thereunder) its Interest as Manager in the Fund or assign any of its rights or duties hereunder except with a Special Consent. The Manager as a Member, may however, assign all or any portion of the Manager's Membership Interest as provided in this Agreement.

Withdrawal of a Member

Except as otherwise provided in Article V or VII of the Operating Agreement, a Member may not withdraw from the Fund prior to its termination. Withdrawals generally require sixty (60) days advance notice.

Removal of the Manager

Subject to the provisions of Sections 4.4 of the Operating Agreement, in the event the Manager is found by a court of appropriate jurisdiction (A) to have breached its fiduciary duties or committed fraud or any acts subject to criminal sanction punishable (if committed by an individual) by a term of imprisonment or (B) to have been grossly negligent or engaged in willful misconduct with respect to its material obligations under the Operating Agreement or the Delaware Limited Liability Company Act, the Members will be entitled, with Special Consent, to (x) remove the Manager and dissolve the Fund in accordance with Section 7.1 of the Operating Agreement or (y) require the Manager to assign, in accordance with Section 6.2(a) of the Operating Agreement, its entire interest as the Manager of the Fund, including all of its related rights and duties hereunder, but not its interest as a Member of the Fund, to a substituted Manager approved by Special Consent.

Term of Fund

The Fund exists until dissolved pursuant to Article VII of the Operating Agreement which provides for dissolution upon the happening of a number of events including, among other things, subject to the provisions of Section 7.1 of the Operating Agreement, the expiration of the Term of the Fund, which is December 31, 2020; a decision made by the Manager to dissolve the Fund which must be voted on by the Members; and, an action by Special Consent of the Members.

Reserves

The Manager is entitled to establish and maintain Reserves in any amount subject to the discretion of the Manager. The Reserve is initially established from the proceeds of this offering but such proceeds allocated to the Reserve will be invested in Projects to the extent that cash generated by the Fund and set aside for the Reserve is sufficient to maintain the established Reserve. Distributions will therefore be diminished by the amount of cash set aside to maintain the Reserve. The amount of Reserves will be determined by the amount to be allocated to each Project, improvement of properties, taxes, and mortgage payments, in the case where the Fund obtains a loan or loans to complete the financing of a Project or Projects. The Manager may, in its discretion provide for and Reserves in any amount for Fund expenses.

Dissolution of Fund

Subject to the Delaware Limited Liability Company Act, the Manager will file a notice of dissolution in accordance with the Delaware Limited Liability Company Act and the Fund will be dissolved and its affairs will be wound up upon the earliest of

(a) the expiration of the Term of the Fund pursuant to Section 2.4 of the Operating Agreement;

(b) a decision made by the Manager, as provided for in Section 2.4 of the Operating Agreement; and

(c) an action by Special Consent of the Members pursuant to Section 4.4 of the Operating Agreement.

Distribution upon Dissolution of Fund

Upon dissolution of the Fund, the Manager or other person acting as liquidator winding up the affairs of the Fund will determine in its discretion which assets of the Fund will be sold and which assets of the Fund will be retained for distribution in kind to the Members. Subject to the Delaware

Limited Liability Company Act, after all debts, liabilities and other obligations of the Fund have been satisfied or duly provided for, the remaining assets of the Fund will be distributed to the Members in accordance with Article IV of the Operating Agreement.

General Principles of Distribution

Distributions prior to the dissolution of the Fund shall take the form of cash. Upon the dissolution of the Fund pursuant to Section 7.1 of the Operating Agreement, distributions may include cash or other assets of the Fund. Distribution will take the character of the underlying asset distributed.

Distribution of any property constituting all or any portion of a Fund Investment will be made to the Members in accordance with each Member's Contribution Percentage. In any distribution of property in kind, the Manager will not discriminate among the Members but will in any such distribution (i) distribute to the applicable Member property of the same type and (ii) if cash and property in kind are to be distributed simultaneously in respect of any Fund Investment, distribute cash and property in kind in the same proportion to each such Member. Property to be distributed in kind will be valued on a date as near as reasonably practicable to the date of such distribution with appropriate discounts, including a liquidity discount.

Sale of Fund Property

Subject to the provisions of Section 4.2 of the Operating Agreement, the Manager will have full power and authority to purchase, sell, exchange, trade, and otherwise deal in and with Fund Investments and other assets of the Fund.

Amendments

Subject to Section 9.1 of the Operating Agreement, amendments to the Operating Agreement may be made by the Manager with Majority Consent of the Members (Majority Consent means the approval of Members whose aggregate Contributions constitute at least a majority of the aggregate contributions of all Members). The Manager may at any time without the consent of the Members amend the Schedule of Members to reflect any change required to be made therein pursuant to the terms of the Operating Agreement and other changes which are inconsequential and do not adversely affect the rights of the Members. The Schedule of Members may be amended to show a change of address of a Member, or to update a Member's capital contribution and/or Contribution Percentage.

The Manager will give written notice of any amendment to all Members, which notice will set forth (a) the text of the proposed amendment or (b) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

Meetings of Members

Regular meetings of the Members are not planned. However, the Operating Agreement provides that the Manager may call a meeting at any time.

Any action which may be taken at a meeting of the Manager and Members may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by a majority consent of the Members authorizing such action. Prompt notice of the taking of such action by less than unanimous written consent shall be given to those Members who have not consented in writing and to Members who have not affirmatively directed the voting of assigned limited liability company Interests.

Limitations on Liability of the Manager; Indemnification

The Manager and its affiliates (the "indemnified parties") will have no liability for, and the Fund will indemnify such indemnified parties against, any losses, judgements, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Fund. See "Fiduciary Responsibility of the Manager."

Power of Attorney

Each Member irrevocably constitutes and appoints the Manager as his/her attorney-in-fact to execute, acknowledge, deliver, swear to, file and record all instruments and all documents appropriate to carry out the provisions or purposes of the Operating Agreement.

REPORTS TO MEMBERS

The Fund will furnish Members with information relating to the Fund that is required to be set forth in the Member's individual federal income tax return no later than seventy-five (75) days after the end of each fiscal year. Not later than forty-five (45) days after the end of each calendar quarter, the Manager will prepare or cause to be prepared and will mail to each Member quarterly reports providing narrative and summary financial information on the Fund and the Fund Projects which shall include a balance sheet, income statement, cash flow statement and footnotes. All such reports will be prepared on an accrual basis, with reconciliation with respect to information furnished to Members for income tax purposes. The Members shall also receive a statement of any transactions with the Manager or its affiliates, and of compensation and other benefits paid, or accrued to the Manager or affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and services performed, will also be furnished to each Member at least on an annual basis. Not later than ninety (90) days after the end of each Fiscal Year, the Manager will prepare or cause to be prepared (by an independent certified public accountant) and will mail to each Member audited financial statements of the Fund. Reports and audited financial statements will not be provided to assignees who are not substituted limited partners.

The Manager will upon the written request of, and at the expense of, a Member (i) promptly furnish to such Member any information such Member may require or reasonably request in addition to or other than the information set forth in Section 8.2(c) of the Operating Agreement and (ii) render reasonable assistance to such Member to obtain available refunds or credits of (or reductions in or exemptions from) taxes incurred or withheld by the Fund with respect to such Member's share of Fund income or gain.

INDUSTRY DATA

The trends in the commercial and residential real estate markets across the country are of importance to investors. Analysis of these trends relates specifically to the business plans of the Fund as it enables the Fund to identify areas where real estate investment may be most profitably made. According to an October 27, 2006 report published by McGraw-Hill Construction, "the value of new construction is forecast to reach $668 billion in 2007 a decline of just 1% over 2006."[1]

For investors the question remains one of determining where and what type of real-estate investment will produce the greatest return with the least risk. To try and answer this question, the Urban Land Institute, a Washington-based non-profit planning and research group, and PricewaterhouseCoopers conducted a survey of 600 developers, investors, brokers, consultants and lenders for their annual report entitled Emerging Trends in Real Estate, 2007 (www.uli.org). The survey suggests that commercial real estate is returning to its norm as an income-producing investment as cash flows continue to grow.[2] For investors the recent pullback in the commercial real-estate market is good news, raising capitalization rates (the annual return on investment) by as much as 0.7 percentage points.[3] In conclusion, the Report lists five U.S. cities as "global pathways" (cities positioned geographically to become international 24-hour hubs like New York and San Francisco) with bright futures for real-estate investment. These include New York, Seattle, San Francisco, Los Angels and Washington.[4]

According to many analysts, residential real-estate markets are somewhat more problematic going forward following an increase of 58% in average home prices during the five years ended December 31, 2005.[5] And although prices have declined since then, many analysts, including Former Federal Reserve Chairman Alan Greenspan in an October 26, 2006 speech to the Commercial Finance Association, see "early signs of stabilization" in the housing market.[6] In fact many areas are projected to continue to remain "far above their levels" of a few years back according to the Office of Federal Housing Enterprise Oversight.[7]

---

[1] Alex Frangos, "Housing Decline Sparks Slowdown in Construction", The Wall Street Journal, October 26, 2006.
[2] Ryan Chittum, "Commercial Real-Estate Peak Seen", The Wall Street Journal, October 18, 2006.
[3] Id.
[4] Id.
[5] Id., Frangos.
[6] Id.
[7] Id.

A cover story in the October 2006 issue of Southeast Real Estate Business entitled "Residential Equals Retail" outlines the trend in combined use residential and retail development. Although the projects discussed are enormous developments ranging from 300,000 square feet to over 850,000 square feet the information is applicable to smaller developments. These projects, which are located in Louisiana, Virginia and northern Florida, include full-service restaurants, specialty food stores, office space and retail shops as well as residential housing.[8]

The Manager will investigate investment opportunities in various real estate markets, including those mentioned in this section, as the Manager intends to invests in Projects in different real estate markets. The Manager believes that a professional approach to building a diversified group of investments in different market areas will produce a better return for investors at a lower risk than could be achieved by separate investments in individual Projects.

THE OFFERING

Subscriptions will be accepted from and after the date that this Preliminary Offering Circular is qualified and until the offering is fully subscribed or otherwise terminated. The offering will terminate upon the earlier of (i) the date date it is fully subscribed or (ii) June 30, 2008 (the "Termination Date"). The Termination Date may be extended in the discretion of the Manager.

The minimum purchase per investor is one Unit. No property other than cash will be accepted in payment for Units. Each investor will be required to comply with the minimum purchase requirements and investor suitability standards of his/her state of residence or, if such investor's state of residence does not impose such standards or the Fund's standards are stricter, the minimum purchase requirements and the investor suitability standards imposed by the Fund. See "Who Should Invest."

The full purchase price for each Interest is payable at the time of subscription. A signed subscription agreement is not subject to termination by an investor other than as permitted under state securities statutes. Subscription funds tendered will be deposited in a segregated account pending review and approval of the subscription material and acceptance of the subscriber as a Member. At that time such funds will be released to the Fund and will be applied for the purposes set forth herein and the subscriber will then become a Member of the Fund.

Acceptance of Subscriptions

The Interests are offered subject to prior sale, subject to the right of the Manager to reject in whole or in part, any subscription and subject to the approval of certain legal matters by counsel and the satisfaction of certain other conditions. If the Manager determined to reject a subscription, it shall do so within 10 business days after receipt of the subscription agreement. The funds tendered with

---

[8] Daniel Beaird, "Residential Equals Retail," Southeast Read Estate Business, October 2006.

that rejected subscription agreement will be returned to the potential investor as soon as practicable after the rejection, along with notification of rejection. Any interest earned on such funds will be returned promptly.

How to Subscribe

A person wishing to purchase Units will be required to subscribe therefor by arranging for payment by check or wire transfer to the Fund by completing and executing the subscription areement and investor suitability questionnaire in the forms attached as Exhibit B to this Preliminary Offering Circular. The Manager will advise an investor of acceptance or rejection of the subscription agreement as promptly as practicable after receipt.

SUBJECT TO ACCEPTANCE OF THE INVESTOR'S SUBSCRIPTION FOR LIMITED LIABILITY COMPANY INTERESTS, PAYMENT FOR INTERESTS PURCHASED SHALL CONSTITUTE THE INVESTOR'S AGREEMENT TO THE TERMS AND CONDITIONS OF THE SUBSCRIPTION AGREEMENT AND THE OPERATING AGREEMENT AND THE AUTHORITY OF THE MANAGER TO EXECUTE THE OPERATING AGREEMENT ON BEHALF OF THE INVESTOR AND SUCH OTHER DOCUMENTS AS MAY BE REQUIRED TO CARRY OUT THE BUSINESS OF THE FUND.

Resale of Units

Investors must understand and represent that they are acquiring Interests for investment and not with a view to distribution or resale. Investors must bear the economic risk of investment for an indefinite period of time. Units will be offered for only a limited public sale under Regulation A, an exemption available under the Securities Act of 1933 and applicable state "Blue Sky" or securities laws. No public market is expected to develop for the Interests and Unit holders may not be able to liquidate their investment quickly.

Restrictions on Transfer – Operating Agreement

Subject to Articles VI of the Operating Agreement, a Member generally may not withdraw from the Fund prior to its termination. Subject to compliance with applicable law, a Member may transfer his/her Interest in the Fund only with the consent, of the Manager, which the Manager in its sole and absolute discretion may withhhold. Such consent in any event will not be given if the Manager believes that such transfer (i) will jeopardize the status of the Fund as a partnership for federal income tax purposes or otherwise result in adverse tax consequences to the Fund or any Member, or (ii) will terminate the Fund for federal income tax purposes or violate or cause the Fund to violate, any applicable law, or (iii) is being made to a tax-exempt entity as such term is defined in Section 168(h)(2)(A) or in Section 511(a) or (b) of the Code or to an entity that is purchasing the Interests on behalf of such a tax-exempt entity, or (iv) is being made to a transferee who may directly or indirectly make or operate a secondary market or the substantial equivalent thereof in limited liability company Interests or any beneficial interest therein.

No Transfer of any Member's interest in the Fund, whether voluntary or involuntary, will be valid or effective, and no transferee will become a substituted Member, unless the prior written consent of the Manager has been obtained, which consent may be withheld by the Manager in its sole and absolute discretion.

A transferee who is to become a Member must meet the suitability standards and minimum purchase requirements applicable to an original subscriber residing in the state of such transferee and agrees to be bound by the Operating Agreement. To transfer Interests, a form which will be available from the Manager must be signed by both the transferor and transferee and returned to the Manager. Each transferring Member shall pay all reasonable expenses, including attorney's fees, incurred by the Manager or the Fund in connection with such transfer. No transfer of Interests in the Fund may be made to any person who is not a U.S. Person, except in the sole discretion of the Manager.

No Member may transfer his/her Interests unless the transferee certifies in writing to the Manager as follows:

(i) Such transferee, or beneficial owner meets the suitability requirements mandated by the Fund and, as may be imposed by the jurisdictions in which the Interests are sold;

(ii) Such transferee is not tax-exempt entity as such term is defined in Section 168(h) (2)(A) or in Section 511(a) or (b) of the Code or an entity that is purchasing the Interests on behalf of such a tax-exempt entity;

(iii) Such transferee is not subject to backup withholding under the provisions of Section 3406(a)(1)(c) of the Code, and such transferee has non-foreign status for federal income tax purposes;

(iv) Such transferee has provided the Manager with his/her correct taxpayer identification number; and,

(v) Such transferee agrees that he will not directly or indirectly make or operate a secondary market or the substantial equivalent thereof for the limited liability company Interests or any beneficial interest therein.

ANY PURPORTED TRANSFER OF AN INTEREST IN THE FUND WHICH IS NOT IN COMPLIANCE WITH THE OPERATING AGREEMENT IS NULL AND VOID.

A permitted transferee of Interests in the Fund shall be entitled to receive distributions and allocations from the Fund attributable to such Interests after the effective date of such transfer and shall be recognized by the Fund as holder of such Interests on the effective date of such transfer. Subject to the discretion of the Manager, the effective date of any transfer of an Interest shall be (i) the first day of the fiscal quarter in which the condition precedent to such transfer has been fulfilled if such final condition precedent is fulfilled on or prior be fifteenth day of the second month in such fiscal quarter or (ii) the first day of the next succeeding fiscal quarter if the final condition precedent to such transfer is fulfilled after the fifteenth day of the second month in such fiscal quarter.

REDEMPTIONS

Membership Interests will not be redeemable prior to the Investment Cutoff Date. After the Investment Cutoff Date Membership Interest may be redeemed in the sole discretion of the Manager. Members must give the Manager thirty (30) days advance written notice of intent to redeem their Membership Interests.

PLAN OF DISTRIBUTION

The Fund is offering 1,000 Units of Limited Liability Company Interest at a price of $5,000 per Unit. The Fund will pay offering and organizational expenses. The Fund will offer Units through sales agents who are members of FINRA, including Woodstock Financial Group, Inc., at commissions of up to six percent (6%) of the gross proceeds. Companies and individuals acting as registered investment advisers may receive a percentage of assets under management provided by thier clients.

The Sales Agent Agreements entered into amoung the Fund, the Manager, and sales agents shall contain cross-indemnification and contribution provisions with respect to certain liabilities, including liabilities under federal securities laws.

(Cmt. 6) Mr. Raike is participating in this offering as an "associated person" of a FINRA registered broker dealer and subject to its supervision and is not required to be independently registered individually with any self regulatory organization. Under Section 15(a) of the 1934 Act, any associated person of a broker dealer is automatically treated as a broker, though not exempt under Rule 3a-4-1, but the associated person does not have to register separately as a broker under Section 15(b), for the associated person is already associated with a registered broker dealer.

Raike Real Estate Income Fund, LLC will conduct its offering directly without the involvement of Woodstock Financial Group, Inc. or any other FINRA registered broker dealer. Units will be offered through state law exemption, if any, for securities exempt from registration under the Securities Act of 1933, specifically Regulation A. No FINRA registered broker dealer will receive any compensation for making sales of Fund's Units. Units will not be sold through any broker-dealers, including Woodstock Financial Group, Inc.

SUMMARY OF PROMOTIONAL AND SALES MATERIAL

In addition to this Preliminary Offering Circular, the Fund will provide supplements from time to time. All such material will be prepared by the Fund. All such material will refer specially to this Preliminary Offering Circular and will state that "it is to be read in conjunction with the Preliminary Offering Circular."

ADDITIONAL INFORMATION

Prospective investors will be given the opportunity to ask questions of and obtain information about the Fund and the terms and conditions of the offering, as set forth in this Preliminary Offering Circular, and may arrange for such opportunity by contacting the Fund at its office address set forth on the cover page. Furthermore, upon receipt of a written request, the Fund will provide any prospective investor with copies of documents referred to in this Preliminary Offering Circular to the extent such documents are in the Fund's possession or can be acquired without unreasonable effort or expense. Except for the historical information contained herein, the matters set forth in this Preliminary Offering Circular are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks are detailed in this Preliminary Offering Circular and other information provided by the Fund and the forward-looking statements speak only as of the date hereof. The Fund disclaims any intent or obligation to update these forward-looking statements.

LIMITED LIABLITY COMPANY AGREEMENT

RAIKE REAL ESTATE INCOME FUND, LLC

(A Delaware Limited Liability Company)

The "Fund"

Raike Real Estate Management, Inc.

(A Delaware corporation)

The "Manager"

December 6, 2005

TABLE OF CONTENTS

LIMITED LIABLITY COMPANY AGREEMENT

OF

RAIKE REAL ESTATE INCOME FUND, LLC

THIS LIMITED LIABLITY COMPANY AGREEMENT of Raike Real Estate Income Fund, LLC is made as of this 6th day of December, 2005, as amended October 26, 2007 among (1) Raike Real Estate Management, Inc. ("Manager"), a Delaware corporation, and (2) the other parties which from time to time will have executed this Agreement and a Subscription Agreement as provided herein and be named as members in the Schedule of Members annexed hereto (the "Members").

RECITALS

WHEREAS, the parties hereto desire to establish a limited liability company pursuant to the laws of the State of Delaware, of which the parties from time to time specified in the Schedule of Members annexed hereto and designated as Members are the Members and Raike Real Estate Management, Inc., a Delaware corporation, is the Manager.

AGREEMENT

NOW, THEREFORE, in consideration of the provisions and of the mutual covenants herein contained, the parties agree as follows.

ARTICLE I
DEFINITIONS

For purposes of this Agreement, the following terms will have the indicated meanings.

"Act" means the Delaware Limited Liability Company Act, as the same may be revised or amended from time to time, or any successor law.

"Advisers Act" means the U.S. Investment Advisers Act of 1940, as amended from time to time.

"Affiliate" of any Person means any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person, and the term *"Affiliated"* has a correlative meaning. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

"***Agreement***" means this Limited Liability Company Agreement, as amended from time to time.

"***Borrowing***" means all types of borrowing, including without limitation secured, unsecured, recourse and non-recourse loans and short-term margin borrowings and includes guarantees of the obligations of other Persons.

"***Business Day***" means any day except a Saturday, Sunday, or other day on which commercial banks in Atlanta, Georgia, are authorized by law to close.

"***Capital Account***" has the meaning set forth in Section 5.5(a).

"***Certificate***" means the Certificate of Formation of the Fund filed with the Secretary of State of the State of Delaware pursuant to the Act.

"***Code***" means the U.S. Internal Revenue Code of 1986, as amended, or any successor law.

"***Contribution***" means, with respect to any Member, the cash contribution made by such Member pursuant to Article III as may be appropriately adjusted from time to time.

"***Contribution Percentage***" means, with respect to any Member or the Fund, as applicable, at any time, the percentage derived by dividing (i) such Member's Contribution by (ii) the sum of all Members' Contributions at such time. The sum of all Members' Contribution Percentages will always equal 100%.

"***ERISA***" means the U.S. Employees Retirement Income Security Act of 1974, as amended and as hereafter amended, or any successor law.

"***Fiscal Year***" means the calendar year, unless the Manager elects another fiscal year for the Fund that is a permissible tax year under the Code.

"***Fund***" means Raike Real Estate Income Fund, LLC.

"***Fund Expenses***" means Organizational Expenses and Operating Expenses as set forth in Section 4.7.

"***Fund Investment***" means an investment by the Fund.

"***Fund Investment Receipts***" has the meaning set forth in Section 5.2(b).

"***Fund Project***" means any investment by the Fund.

"***Investment Company Act***" means the U.S. Investment Company Act of 1940, as amended from time to time.

"***Majority Consent***" means the approval (including by written consent) of Members whose aggregate Contributions constitute at least a majority of the aggregate Contributions of all Members.

"Management Fee" means the management fee payable pursuant to Section 4.5.

"Manager" means Raike Real Estate Management, Inc., a Delaware corporation, or any other Person who, at such time, serves as the Manager of the Fund.

"Member" means, at any time, any Person who is admitted by the Manager as a member of the Fund and shown as such on the Schedule of Members as a member and *"Members"* means all Members.

"Members' Contributions" means, without duplication, all Members' Contributions.

"Membership Interest" means the interest of a Member in the profits, losses, right to receive distributions and other membership rights of the Fund as set forth in this Agreement. Said definition of "Membership Interest" is intended to comply with the definition of "limited liability company interest" as set forth in Section 18-101 of the Delaware Act, and shall be interpreted consistently therewith.

"Net Fund Investment Receipts" has the meaning set forth in Section 5.2(b).

"Net Income" shall mean the excess of (1) all items of income and gain derived by the Fund from its business and any other income or gain received by the Fund from any source whatsoever over (ii) all items of loss, deduction, expenses and credit attributable to the Fund's business for the applicable period.

"Net Loss" shall mean the excess of (1) all items of loss, deduction, expenses and credit attributable to the Fund's business, over (ii) all items of income and gain derived by the Fund from its business and any other income or gain received by the Fund from any source whatsoever for the applicable period.

"Organizational Expenses" has the meaning set forth in Section 4.7(a).

"Person" means any individual, partnership, corporation, limited liability company, trust, or other entity.

"Prime Rate" means the per annum interest rate that is publicly announced from time to time by The Chase Manhattan Bank, N.A. as its prime rate in New York for U.S. Dollars.

"Return of Capital" has the meaning set forth in Section 5.2(b) hereof.

"Schedule of Members" means the schedule attached hereto as Appendix A to this Agreement, showing the name, address, date of admission, and the initial capital contributions (and any adjustments thereto pursuant to Section 3.2) with respect to each Member, which Schedule will be maintained and amended by the Manager in accordance with this Agreement.

"Special Consent" means the approval (including by written consent) of Members whose aggregate Contributions constitute at least two-thirds of the aggregate Contributions of the Members.

"Tax Rate" means the sum of U.S. Federal, state, and local marginal income tax rates (expressed as a decimal) for individuals resident in California in the highest marginal applicable income bracket for such year applicable to ordinary income or capital gains, as appropriate (taking into account the deductibility of state and local income taxes for Federal income tax purposes).

"Term" has the meaning set forth in Section 2.4(a).

"Transfer" means any sale, exchange, transfer, assignment, pledge or granting of another form of security interest, or other disposition by a Member of all or any part of an interest in the Fund (including without limitation a Membership Interest) to another party, whether voluntary or involuntary.

"U.S." or "United States" means the United States of America.

ARTICLE II ORGANIZATION

2.1 Formation of Fund.

The Manager has filed a Certificate with the Secretary of State of the State of Delaware pursuant to the Act. The parties hereby agree to the terms and conditions of this Agreement. Throughout the Fund's term, the Manager is authorized, empowered, and directed to take whatever further steps are necessary to keep the Fund in good standing and in compliance with the Act, and the Manager will execute and file such other instruments, documents and certificates which, in the opinion of the Fund's legal counsel, may from time to time be required by the laws of any jurisdiction in which the Fund determines to conduct activities, or any political subdivision or agency thereof, or which such legal counsel may deem necessary, appropriate, or convenient to effectuate, implement, and continue the valid and subsisting existence and activities of the Fund.

2.2 Name of Fund.

The name of the Fund will be Raike Real Estate Income Fund, LLC, or such other name as the Manager may hereafter adopt upon (i) filing an appropriate amendment with the Secretary of State of the State of Delaware and (ii) sending notice thereof to the Members. The Fund will have the exclusive ownership and right to use the Fund name so long as the Fund continues, but upon the Fund's termination, the Fund will assign the name and the goodwill attached thereto to the Manager upon its request.

2.3 Principal Office.

The address of the principal office of the Fund is 117 Towne Lake Parkway, Suite 214, Woodstock, GA 30188. The Manager may change such place of business or establish additional places of business of the Fund as it may determine to be necessary or desirable. The Manager will promptly notify each Member of any such change in accordance with Section 9.3.

2.4 Term of Fund.

(a) The term of existence of the Fund ("Term") commenced on the date on which the Certificate was filed with the Secretary of State of the State of Delaware and will continue until December 31, 2020, unless the Fund is sooner dissolved as provided in this Agreement.

(b) Except as provided in the Act, the death, mental illness, dissolution, termination, liquidation, bankruptcy, reorganization, merger, sale of substantially all of the stock or assets of or other change in the ownership or nature of a Member, the admission to the Fund of a new Member, the withdrawal of a Member from the Fund, or the Transfer by a Member of its interest in the Fund to a third party will not cause the Fund to dissolve.

(c) If, in the opinion of counsel to the Fund, changes in applicable law after formation of the Fund have materially adversely affected the ability of the Fund to pursue its investment objectives, the Manager may elect to cause an early termination of the Fund.

2.5 Objectives of Fund.

While the Fund's initial objective is to invest in real estate properties in different markets, the Fund has the power to engage in any business permitted to limited liability companies under the laws of the State of Delaware.

The Fund may execute, deliver, and perform all contracts, agreements, and other undertakings and engage in all activities and transactions as may in the opinion of the Manager be necessary, appropriate, or convenient to carry out the foregoing objectives.

2.6 Admission of Members.

Upon the execution and delivery of a counterpart of this Agreement and a Subscription Agreement, each Person whose subscription for a Membership Interest has been accepted by the Manager will become a Member and will be shown as such on the books and records of the Fund. The Manager may also be admitted as a Member.

2.7 Withdrawal of Manager; Substituted Manager.

(a) The Fund will have only one manager at any given time, unless otherwise agreed by the then-serving Manager and by the Members by Special Consent.

(b) The Manager will not voluntarily withdraw from the Fund, except with Special Consent. In the event the Manager obtains Special Consent as required in the immediately preceding sentence, the Members may by Special Consent require the Manager instead to assign, in accordance with Section 6.2(a), its entire interest as the Manager of the Fund, including all of its related rights and duties hereunder, but not any interest it may have as a Member in the Fund, to a substituted manager approved by Special Consent. No additional or substituted Manager will be admitted to the Fund except as provided in this Section 2.7 or 6.2(a).

ARTICLE III
CONTRIBUTIONS

3.1 Contributions.

(a) The Manager intends to capitalize the Fund by causing it to issue Units of Membership Interests in such amounts and such consideration as the Manager shall determine.

(b) Each Member shall make the Contribution to the Fund set forth for that Member in the Schedule of Members attached hereto as Appendix A, in exchange for a Membership Interest equal to the Contribution Percentage set forth therein, which Contribution Percentage is derived by dividing (i) such Member's Contribution by (ii) the sum of all Members' Contributions at such time. Such Contribution Percentage may change from time to time to reflect changes in (i) or (ii) above.

(c) The Manager shall not be required to make any capital contributions in its capacity as Manager of the Fund or otherwise. Notwithstanding the foregoing, the Manager or any of its officers, directors or shareholders may purchase Membership Interests, and to the extent of any such purchase, shall be treated and considered as Members. Each Member hereby agrees to make its Contribution entirely in cash or via wire transfer of immediately available funds to the Fund at the time of the closing with respect to its Membership Interest.

3.2 Additional Members; Increased Contributions.

(a) At any time the Manager may in its discretion cause the Fund to admit other Persons as additional Members or allow any Member to increase its original Contribution. Upon the approval of the Manager of the admission of such Member and the execution and delivery of a counterpart of this Agreement, each such Person will become a Member of the Fund and will be shown as such on the books and records of the Fund, subject to the terms of this Agreement. Neither the admission of any additional Member to the Fund nor an increase in the original Contribution of any existing Member pursuant to this Section 3.2 requires the approval of the Members.

(b) No additional Member will be admitted to the Fund, and no existing Member will be allowed to increase its original Contribution, if the admission of such Member or the increase of such Contribution would (i) jeopardize the status of the Fund as a partnership for U.S. Federal income tax purposes, (ii) cause a dissolution of the Fund under the Act, (iii) cause the Fund's assets to be deemed to be "plan assets" for purposes of ERISA, (iv) cause the Fund to be deemed to be an "investment company" for purposes of the Investment Company Act, or (v) violate, or cause the Fund to violate, any applicable law or regulation, including any applicable U.S. Federal or state securities laws.

3.3 Temporary Investment of Funds.

Subject to a determination by the Manager in its sole discretion as to the amount of cash required in connection with the conduct of the Fund's activities, the Manager may deposit or invest all cash held by the Fund, including all amounts being held by the Fund for future investment in Fund Investments, payment of Fund Expenses, or distribution to the Members, in interest-bearing bank accounts, obligations of the United States government, its agencies, or instrumentalities; commercial paper; repurchase agreements; money market mutual funds; and, other short-term money market instruments.

ARTICLE IV
MANAGEMENT AND INVESTMENTS

4.1 Management Structure. The business and affairs of the Company shall be managed by the Manager.

4.2 Officers. The Company may have a President, a Treasurer, a Secretary and such Vice-President or other officers as shall be designated by the Manager. Each of such officers must be natural persons and must be chosen by the Manager.

(a) Duties.

(1) The President shall preside at all meetings of Members. He shall have general and active management of the business of the Company, and he shall see that all orders and resolutions, if any, of the Manager, are carried into effect. The President shall perform such other duties as shall be specifically assigned to him by the Manager.

(2) The Treasurer shall have custody of the Company's funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company, and shall keep the moneys of the Company in a separate account to the credit of the Company. He shall disburse the funds of the Company as may be ordered by the Manager, taking proper vouchers for such disbursements, and shall render to the President and Manager, whenever they may require it, an account of all his transactions as Treasurer and the financial condition of the Company. In addition to the foregoing, the Treasurer shall have such other duties as may be assigned to him from time to time by the Manager or by the President.

(3) The Secretary shall attend all sessions of the Manager and all meeting of the Members, and record all the votes of the Company and the minutes of all its transactions in a book to be kept for that purpose. He shall give, or cause to be given, notice of all meetings of the Members, and shall perform such other duties as may be prescribed by the Manager or President, under whose supervision he shall be. He shall keep in safe custody the corporate seal of the Company, and when authorized by the Manager, affix the same to any instrument requiring it.

(4) The Vice-President and other officers shall have such duties as assigned to them by the Manager.

(b) Appointment, Removal, Etc. The Manager shall have the exclusive power to appoint, remove or replace any officer.

(c) Term of Officers. Each officer shall hold office for the term appointed and until his/her successors is elected and qualified.

(d) Removal of Officers. Any officer may be removed, with or without cause, by the Manager.

(e) Resignation of Officers. Any officer may resign at anytime upon written notice to the Company.

4.3 Management, Duties, and Restrictions

(a) General Management. Except as otherwise expressly provided herein, the management and control of the operation of the Company and the maintenance, development, sale and leasing of the property of the Company shall rest exclusively with the Manager.

(b) Actions by Manager. All actions by the Manager shall be taken by unanimous consent of the individuals constituting the Manager.

(c) Subject to the terms and conditions of this Agreement, the Manager will have complete and exclusive responsibility for managing and administering the affairs of the Fund and will have the power and authority to do all things necessary, appropriate or convenient to carry out its duties hereunder.

(a) Without limiting the generality of the Manager's duties and obligations hereunder, the Manager will have full power and authority:

(i) to solicit investments in the Fund and to file all such documents and take all such other actions as may be necessary or appropriate to qualify Membership Interests in the Fund for offer and sale in any jurisdiction;

(ii) to receive Contributions from Members;

(iii) to conduct meetings of the Members;

(iv) to open, maintain, and close bank accounts and custodial accounts for and in the name of the Fund and draw checks and other orders for the payment of money;

(v) to disburse payments as provided for in this Agreement;

(vi) to pay all Fund Expenses (including attorneys' fees);

(vii) to appoint officers and to engage such attorneys, accountants, and other professional advisers and consultants as the Manager may deem necessary, appropriate, or convenient for the affairs of the Fund;

(viii) to furnish Members with the reports described in Section 8.2;

(ix) to furnish Members with copies of all amendments to this Agreement;

(x) to issue to any Member, in such form and on such terms as the Manager may consider necessary, appropriate, or convenient, an instrument certifying that such Member is the owner of an Interest in the Fund;

(xi) to prepare and file, on behalf of the Fund, any required tax returns and all other documents relating to the Fund and to make any elections (required or otherwise) in connection therewith;

(xii) to commence or defend litigation that pertains to the Fund or any Fund assets;

(xiii) to provide office space, staff, supplies, and equipment for the Fund's offices;

(xiv) to cause the Fund, if and to the extent the Manager deems such insurance advisable, to purchase or bear the cost of (A) any insurance covering the potential liabilities of the Fund (including its indemnification of the Manager and Members as provided defined in Section 4.10), (B) fidelity insurance relating to the performance by the Manager of its duties to the Fund, provided that any such insurance purchased for the sole benefit of the Manager will be at the expense of the Manager;

(xv) generally to provide all other executive and administrative undertakings for and on behalf of the Fund; and,

(xvi) subject to the other terms and provisions of this Agreement, to cause the Fund to engage in Borrowings for any purposes.

(b) The Manager agrees to use its reasonable efforts to operate the Fund in such a way that (i) registration of the Fund as an "investment company" under the Investment Company Act will not be required; and, (ii) the Manager will be in compliance with the Advisers Act. The Manager is hereby authorized to take any action it has determined to be necessary, appropriate or convenient in order for the Fund not to be in violation of the Investment Company Act or for the Manager not to be in violation of the Advisers Act, including making structural, operating, or other changes in the Fund, making structural or other changes in any Fund Investment, requiring the sale in whole or in part of any Member's Interest in the Fund, or dissolving the Fund (pursuant to Section 7.1(b)); *provided* that any such change, cancellation, or requirement required as a result of a misrepresentation by, or internal change affecting, only one Member will, to the extent possible, be made in such a way as is reasonably acceptable to and will adversely affect only that Member.

(c) The Manager will be the tax matters partner for purposes of Section 6231(a)(7) of the Code. Each Member agrees not to treat, without prior written notice to the Manager accompanied by an explanation by such Member's counsel, on its U.S. Federal income tax return, if any, or in any claim for a refund, any item of income, gain, loss, deduction, or credit in a manner inconsistent with the treatment of such item by the Fund as reflected in the information furnished to such Member pursuant to Section 8.2. The Manager will have the exclusive authority and discretion to make any elections required or permitted to be made by the Fund under any provisions of the Code (including the election to be treated as a partnership for U.S. tax purposes) or any other revenue laws; *provided* that the Manager will not elect for the Fund to be excluded from the partnership taxation provisions of Subchapter K of the Code.

(d) The Manager will not permit the Fund to make any Fund Investment in any jurisdiction in which the making, holding, administering, or disposing of a Fund Investment by or on behalf of the Fund or exercise of any rights of a Member hereunder would cause the Members to lose their limited liability as provided by the Act. The Manager will be entitled to obtain and rely upon a legal opinion of counsel in such jurisdiction to such effect.

(e) The Manager may delegate to any Person or Persons any of the powers and authority vested in it pursuant to this Section 4.3 and Section 4.2 and may engage such Person or Persons to provide administrative and accounting services to the Fund, on such terms and conditions as it may consider appropriate; *provided* that the Manager will make all decisions with respect to the acquisition or disposition of Fund Investments and the exercise of any rights relating thereto, and the Manager will make all decisions with respect to all other investment management matters; and *provided further* that no such delegation will modify the obligations or liabilities of the Manager as a manager under the Act or under this Agreement.

4.4 Fund Investments.

(f) Subject to Sections 4.6, 4.8, and 9.1, the Manager will have complete and exclusive responsibility for all investment and investment management decisions to be undertaken on behalf of the Fund. Without limiting the foregoing, the Manager will have full power and authority:

(i) to purchase, sell, exchange, trade, and otherwise deal in and with Fund Investments and other assets of the Fund;

(ii) to make all decisions relating to the manner, method, and timing of investment transactions, to select brokers, dealers, or other financial intermediaries (including any firms with which the Manager is affiliated or associated) for the execution, clearance, and settlement of any transactions on such terms as the Manager considers appropriate, and to grant limited discretionary authorization to such persons with respect to price, time, and other terms of investment and trading transactions;

(iii) to borrow on behalf of the Fund for any purpose; and,

(iv) to arrange for the custody of Fund Investments acquired or held on behalf of the Fund, to direct custodians to deliver funds or securities for the purpose of effecting transactions, and to instruct custodians to exercise or abstain from exercising any right or privilege attaching to assets.

4.5 Management Fee.

The Manager will receive no Management Fee for managing the Fund.

4.6 Members' Removal Rights.

In the event the Manager is found by a court of appropriate jurisdiction (A) to have breached its fiduciary duties or committed fraud or any acts subject to criminal sanction punishable (if committed by an individual) by a term of imprisonment or (B) to have been grossly negligent or engaged in willful misconduct with respect to its material obligations under this Agreement or the Act, the Members will be entitled, with Special Consent, to (x) remove the Manager and dissolve the Fund in accordance with Section 7.1 or (y) require the Manager to assign, in accordance with Section 6.2(a), its entire interest as the Manager of the Fund, including all of its related rights and duties hereunder, but not its interest as a Member of the Fund, to a substituted Manager approved by Special Consent.

4.7 Expenses.

The Fund will pay for the following expenses of the Fund (collectively, "Fund Expenses"):

(a) The Fund will pay all expenses of organizing the Fund ("Organizational Expenses"), including without limitation all selling expenses, reasonable accounting fees, legal fees, printing costs, travel expenses, and other expenses incurred by the Manager or the Fund in connection with the Regulation A offering of the 10% priority Membership Interests; *provided* that Organizational Expenses shall not include any legal fees and expenses of the Members (including any legal fees and expenses incurred jointly by two or more of the Members), such amounts to be paid by the Members which incurred the fees and expenses.

(b) The Fund will pay its own operating expenses ("Operating Expenses"), including the expenses of third party service providers such as legal counsel and accountants, taxes, fees and government charges, transaction costs relating to investment operations, Management Fees; travel and entertainment directly associated with Fund Investments and overhead expenses such as office and equipment rental properly allocable to the Fund. Fund Expenses may be paid (or reimbursed to the Manager to the extent initially paid by the Manager) from Contributions or from Fund Investment Receipts.

(c) The Fund will pay to the Manager an overhead allowance of $10,000 per month. The Manager will pay for office and travel expenses and other costs incurred in connection with the supervision of Fund Investments. To the extent that its costs in connection with such activities exceed the overhead incurred by the Manager in connection with Fund Investments, such costs will be borne by the Manager.

(d) The Manager will pay its own operating and overhead expenses not directly related to a Fund Investment or prospective investment. All operating and overhead expenses of the Manager allocable to the Fund shall be documented in a manner which permits them to be audited and verified as properly allocated.

(e) The Manager will have discretion to pay Operating Expenses and Organizational Expenses from Contributions, from Investment Receipts.

(f) Any extraordinary out-of-pocket expenses incurred by the Manager subsequent to the formation of the Fund in connection with special reports, audits, opinions, or other documentation requested by a Member or group of Members and not otherwise required to be delivered hereunder will, unless approved by Majority Consent, be charged to and paid by the Member(s) requesting the same. If any Member fails to make all or any portion of a payment required under this Section 4.7(f), such Member will pay interest on the outstanding unpaid amount from and including the date such amount became due until the date of payment at a rate per annum equal to the Prime Rate plus five percent (5%), and the Manager will be entitled to exercise such rights as may be available to the Manager or the Fund at law or in equity to obtain payment of the amounts due (including without limitation the right of set-off).

4.8 Rights of Members.

Except as otherwise provided in this Agreement, the Members will take no part in the management or control of the Fund's business. Members have a limited right to vote only on major transactions affecting the Fund (removal of manager, sale, exchange of all assets, liquidation) as set forth herein or as required by applicable law. Except as otherwise provided by law, the liability of each Member is limited to the amount of its Contribution.

4.9 Other Activities.

(g) The Manager will be required to devote such time to the affairs of the Fund as in the reasonable judgment of the Manager may be necessary to manage and operate the Fund and will be free to serve any other Person in any capacity that it may deem appropriate in its discretion.

(h) Each Member agrees that, subject to the other provisions hereof and to the extent permitted by applicable law (including without limitation the Advisers Act), the Manager and any other Member (and any partner, director, officer, member, shareholder, affiliate, or employee thereof) may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including without limitation management of other accounts, investment in, or financing, acquisition, and disposition of, securities, investment, and management counseling, brokerage services, serving as director, officer, adviser, or agent of any other company, partner of any partnership, or trustee of any trust, or entering into any other commercial arrangements, whether or not any such activities may conflict with any interest of the parties with respect to the Fund. The Members expressly agree that, except as otherwise provided herein, neither the Manager nor the Members will have any rights in or to such activities or any profits derived therefrom.

4.10 Duty of Care; Indemnification.

(a) The Manager shall not be liable, responsible or accountable in damages or otherwise to any Member or the Fund for, and the Fund shall indemnify, defend and save Manager harmless from and against, any loss or damage incurred by reason of any act or omission performed or omitted by the Manager on behalf of the Fund in a manner believed by the Manager to be within the scope of the authority granted to it by this Agreement or under the Act; *provided* that the Manager was not guilty of gross negligence, willful misconduct or fraud with respect to such act or omission. Any act or omission performed or omitted on advice of counsel, accountants and other independent experts to the Fund shall be conclusively deemed to have been performed or omitted without gross negligence, willful misconduct or fraud. The Manager may rely upon, and shall be protected in acting or refraining from acting based upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties. Nothing herein shall limit the liability of the Manager to the Fund or the other Members with respect to (i) claims or damage resulting from such Manager's fraud, gross negligence or willful malfeasance and (ii) breach of any employment or other contract between the Manager and the Fund.

(b) The Fund shall indemnify, defend and hold harmless to the fullest extent permitted by applicable law the Manager and the shareholders, controlling persons, officers, directors, employees and Affiliates of the Manager (herein referred to as "Manager Indemnitees") from and against any and all loss, claims, damages, liabilities joint and several, expenses, judgments, fines, settlements and other amounts (including reasonable legal fees and expenses) arising from any and all claims, demands, actions, suits or proceedings (civil, criminal, administrative or investigative) in which they may be involved, as a party or otherwise, by reason of (i) any act performed by any of them, or any omission or failure to act by any of them, if the performance of such act or such omission or failure to act was within the scope of the authority conferred upon the Manager by this Agreement or by law; or (ii) their management of, or involvement in, the business, operations or transactions of the Fund, or rendering of advice or consultation with respect thereto, or which relate to the Fund, the Fund Projects, or the properties, business, operations or transactions of the Fund; provided in all cases that in connection therewith the Manager Indemnitee shall have met the standard of care described in Section 4.10(a).

(c) The Fund shall indemnify, defend and hold harmless to the fullest extent permitted by applicable law the Members and the partners, shareholders, controlling persons, officers, directors, employees and Affiliates of the Members (herein referred to as "Member Indemnitees") from and against any and all loss, claims, damages, liabilities joint and several, expenses, judgments, fines, settlements and other amounts (including reasonable legal fees and expenses) arising from any and all claims, demands, actions, suits or proceedings (civil, criminal, administrative or investigative) in which they may be involved, as a party or otherwise, by reason of any act performed by any of them, or any omission or failure to act by any of them, if the performance of such act or such omission or failure to act (i) was within the powers, rights and authority granted to such Member Indemnitees herein, and (ii) did not otherwise violate or contravene any provisions of this Agreement; *provided* that the Member Indemnities were not guilty of gross negligence, willful misconduct or fraud with respect to such act or omission.

ARTICLE V
DISTRIBUTIONS; CAPITAL ACCOUNTS; ALLOCATIONS

5.1 Distributions Generally.

Subject to the Act and the provisions of Article VII, distributions will be made in accordance with this Article V. Except as expressly set forth below, all calculations with respect to distributions will be made on the basis of each Member's Contribution Percentage.

5.2 Fund Investment Receipts.

(a) Any amounts received by the Fund from Fund Investments, whether such receipts constitute returns of capital, premium returns or contingent compensation and Interest Income, are referred to in this Agreement as "Fund Investment Receipts." Fund Investment Receipts will be accounted for and tracked on a Project-by-Project basis.

(b) Fund Investment Receipts, net of all Fund Expenses allocable to the related Fund Investment ("Net Fund Investment Receipts"), will be treated as follows:

(i) Prior to the 36th month anniversary of the date the Offering terminates (the "Investment Cutoff Date"), Net Investment Receipts from each Fund Investment in each Project, up to and including an amount equal to that Fund Investment ("Return of Capital"), will be retained by the Fund and re-invested in Fund Projects. After the Investment Cutoff Date the Fund will make no further Fund Investments.

(ii) After the Investment Cutoff Date, Net Fund Investment Receipts which represent Return of Capital (i.e., up to an amount equal to the corresponding Fund Investment), after the establishment of any Reserves, will be distributed at least annually to all Members, in proportion to their Contributions Percentages, as follows: (1) 100% to all Members until they have received a return of their investment plus a 10% per annum cumulative priority return on their investment.

(iii) Net Fund Investment Receipts received in excess of Return of Capital plus the 10% cumulative priority return, regardless of when received, after the establishment of any Reserves, will be distributed to the Manager until the Manager shall have received its 40% interest in the Net Income of the Fund as described in Section 5.5(b); and

(iv) thereafter, after payment of the Manager's 40% Net Income percentage, to the Members *pro rata* to their Contribution Percentages.

5.3 General Principles of Distribution.

(i) Distributions prior to the dissolution of the Fund shall take the form of cash. Upon the dissolution of the Fund pursuant to Section 7.1, distributions may include cash or other assets of the Fund. Distribution will take the character of the underlying asset distributed.

(j) Subject to Section 5.2 and Article VII, any distribution of any securities or other property constituting all or any portion of a Fund Investment will be made to the Members in accordance with each Member's Contribution Percentage. In any distribution of property in kind, the Manager will not discriminate among the Members but will in any such distribution (i) distribute to the applicable Member property of the same type and (ii) if cash and property in kind are to be distributed simultaneously in respect of any Fund Investment, distribute cash and property in kind in the same proportion to each such Member. Property to be distributed in kind will be valued on a date as near as reasonably practicable to the date of such distribution with appropriate discounts, including a liquidity discount. To the extent property to be distributed in kind cannot be reasonably divided among the Members, the Manager will make such divisions and distributions to the Members as it determines appropriate without adversely affecting the economic interests of the Members.

Notwithstanding the foregoing, if any Member notifies the Manager that such Member is prohibited by applicable law or regulation from holding directly the property to be distributed in kind, the Manager will, in lieu of making such distribution in kind to such Member and to the extent permitted by applicable law, use reasonable efforts to sell such property on such Member's behalf on terms acceptable to such Member and, upon such sale, the Manager will promptly distribute to such Member the net proceeds of such sale.

(k) Notwithstanding the distribution provisions of Section 5.2, if the cumulative historic tax liability of the Manager calculated based on the Tax Rate, as of the date of distribution with respect to income or gain previously allocated to the Manager (after taking into account any loss or deduction allocated to the Manager for all fiscal years, or portions thereof, ending on or before such distribution date), exceeds the cumulative distributions made to the Manager through such distribution date pursuant to Section 5.2, the Manager will receive a distribution (an "Advance Tax Distribution") in an amount equal to such excess tax liability and the amount distributed to the Members pursuant to Section 5.2 will be reduced by the amount of such excess tax liability. The Advance Tax Distribution will be treated as an advance against any amounts otherwise distributable to the Manager hereunder and will be repaid to the Fund (for distribution to the Members under Section 5.2) out of the next amounts otherwise distributable to the Manager hereunder.

(d) Any withholding or other taxes imposed on any proceeds from a Fund Investment solely by reason of a Member's interest in the Fund will be deemed to have been distributed to such Member pursuant to Section 5.2. Notwithstanding anything else contained in this Agreement, the Manager may, in its sole discretion, withhold from any distribution of cash prior to dissolution to any Member pursuant to this Agreement, the following amounts:

(i) any amounts due from such Member to the Fund or the Manager pursuant to this Agreement to the extent not otherwise paid; and

(ii) any amounts required to pay or reimburse (A) the Fund for the payment of any taxes properly attributable to such Member or (B) the Manager for any advances made by the Manager for such purpose.

(e) In the event of an assignment by the Manager of its entire interest as the Manager in the Fund pursuant to Section 6.2(a), all distributions thereafter payable to the Manager pursuant to Section 5.2 (other than in its capacity as a Member) will be paid to the new Manager; provided that any distributions which are attributable to values or other amounts which accrued prior to the effective date of such assignment will be distributed to the former Manager.

5.4 Loans and Withdrawals of Capital.

(a) No Member will be permitted to borrow against, or to make an early withdrawal of, any portion of its Capital Account; *provided* that any Member who becomes subject to ERISA may request to withdraw its Membership Interest from the Fund, which approval may be granted or withheld in the Manager's sole discretion.

(b) Members may not redeem their investments in the Fund prior to the Investment Cutoff Date except with the prior written consent of the Manager. Withdrawals will generally require a minimum of sixty (60) days advance notice.

5.5 Capital Accounts; Allocations.

(l) **Capital Accounts.** There will be established for each Member on the books and records of the Fund a capital account (a "Capital Account"), which will initially be zero. The Capital Account of each Member will be:

(i) credited with any Contributions made by such Member to the Fund;

(ii) credited with any allocations of income, profit, or gain made to such Member under this Section 5.5;

(iii) debited by the amount of cash or the fair market value of any property distributed to such Member; and,

(iv) debited by any allocation of expense, deduction, or loss made to such Member under this Section 5.5.

It is intended that the Capital Accounts will be maintained at all times in accordance with Section 704 of the Code and applicable U.S. Treasury Regulations thereunder, and that the provisions hereof relating to the Capital Accounts be interpreted in a manner consistent therewith. The Manager will be authorized to make appropriate amendments to the allocations of items pursuant to this Section 5.5 in its discretion to comply with Section 704 of the Code or applicable U.S. Treasury Regulations thereunder; *provided* that no such change will have an adverse effect upon the amount distributable to any Member hereunder.

Except as otherwise provided in this Section 5, the respective share of each Member in all Fund Net Income and Net Loss and each item of Fund income, gain, loss, deduction, credit and tax preference with respect thereto, including depreciation and any investment tax credit for each taxable year (all as computed for federal income tax purposes) shall be allocated to the Members in proportion to their Percentage Interest.

(b) **Allocation of Net Income.** After giving effect to the tax allocations described in Section 5.6, Net Income shall be calculated and allocated as follows:

(i) first, 100% to the Members until they have been allocated Net Income pursuant to this Section 5.5(b) equal to the aggregate amount of Net Losses allocated to such Persons pursuant to Section 5.5(d) plus a ten percent (10%) priority return on the Members' capital invested in the Fund;

(ii) not less than annually, after the allocations in (i) above, a Net Profits Allocation to the Manager equal to forty percent (40%) of the remaining pro-rata Net Income of the Fund, allocable to the Capital Account of each Member. Each Member will be charged for any such allocations attributable to its account, provided that the Manager in its discretion may reduce or waive any such Allocation to the Capital Account of any Member, based on the size of the investment or whether the investor is an officer or director of the Manager or a family member of an officer or director. If an allocation is reduced, the Manager's fees is also reduced by the same amount of the reduction; and

(iii) thereafter 100% to the Members.

(c) **Allocation of Fund Expenses.** Fund Expenses will be borne by the Fund and paid from Contributions or from Investment Receipts and allocated to each Member in accordance with its Contribution Percentage.

(d) **Allocation of Net Losses.** All net losses or deductions derived from Fund operations will be generally allocated first to offset any Net Income previously allocated and thereafter 100% among the Members in accordance with each Member's Contribution Percentage.

(e) **General Allocations.** Prior to dissolution of the Fund, the Fund's remaining net income or net loss (after giving effect to all other allocations in this Article V), and each item of income, gain, loss, deduction, or expense included in the determination of such net income or net loss, will be allocated among the Members in a manner consistent with the corresponding distributions made or to be made pursuant to this Article V.

(f) **Allocations upon Dissolution.** Upon the dissolution of the Fund, the realized gains and losses of the Fund attributable to sales of Fund Investments pursuant to Section 7.3 and the unrealized gains and losses in any Fund Investments to be distributed in kind pursuant to Section 7.3 will be allocated among the Members in a manner consistent with the distribution principles set forth in this Article V (i.e. so that each Member's Capital Account balance is (to the maximum extent possible) equal to the amount which would be distributable to such Member in liquidating distributions).

5.6 Tax Allocations.

For all income tax purposes, each item of income, gain, loss, deduction, and credit of the Fund (as computed for tax purposes) will be allocated among the Members as nearly as possible in the same manner as the corresponding item of income, gain, loss, deduction or credit is allocated pursuant to Section 5.5 (and in accordance with the provisions of the U.S. Treasury Regulations under Section 704 of the Code applicable to allocations for tax purposes).

ARTICLE VI
TRANSFERS/REDEMPTIONS

6.1 Transfer of Interests of Members.

(a) **(Cmt. 9)** There are no restrictions imposed by this Operating Agreement on the transfer of the Member's Interest in the Fund. No transferee will become a substituted Member, unless the prior written consent of the Manager has been obtained, which consent may be withheld by the Manager in its sole and absolute discretion. Transfer of Membership Interests may be restricted under applicable Securities laws.

(b) The transferring Member, or its legal representative, will give the Manager written notice before making any voluntary Transfer and within thirty (30) days after any involuntary Transfer provide notice thereof to the Manager. If a Transfer occurs by reason of the death of a Member or assignee, the notice may be given by the duly authorized representative of the estate of the Member or assignee. The notice must be supported by proof of legal authority and valid assignment acceptable to the Manager.

(c) In the event any Transfer under this Section 6.1 could result in multiple ownership of any Member's Interest in the Fund, the Manager may require one or more trustees or nominees to be designated to represent a portion of or the entire interest transferred for the purpose of receiving all notices which may be given and all payments which may be made under this Agreement and for the purpose of exercising the rights which the transferor as a Member had pursuant to the provisions of this Agreement.

(d) No transferee of a Membership Interest will be entitled to any rights or benefits under this Agreement, including without limitation the rights of a Member, as a result of such transfer until it becomes a substituted Member. A transferring Member will remain liable to the Fund to the extent required under applicable law regardless of whether its transferee becomes a substituted Member. The Fund and the Manager will incur no liability for allocations and distributions made in good faith to the transferring Member until a written instrument of transfer has been received by the Fund and recorded on its books and the effective date of the Transfer has passed.

(e) Each Member agrees with all other Member that it will not make or attempt to make any Transfer of its Interest in the Fund except in accordance with this Section 6.1.

(f) Any other provision of this Agreement to the contrary notwithstanding, the Manager prior to consenting to any Transfer in accordance with this Section 6.1 may require the transferring Member to execute and acknowledge an instrument of transfer in form and substance satisfactory to the Manager and to reimburse the Fund for all expenses reasonably incurred in connection with the Transfer. The Manager will require the transferee to make certain representations and warranties to the Fund and Members, to accept, adopt and approve in writing all of the terms and provisions of this Agreement, and to agree to be bound thereby. A transferee will become a substituted Member effective upon the satisfaction of all of the conditions for such Transfer contained in this Section 6.1 on the date specified by the Manager.

(g) No Member may transfer his/her Interest, or a portion thereof, unless the transferee certifies in writing to the Manager as follows: (i) Such transferee, or beneficial owner meets the suitability requirements mandated by the Fund and, as may be imposed by the jurisdictions in which the Interests are sold; (ii) Such transferee is not tax-exempt entity as such term is defined in Section 168(h) (2)(A) or in Section 511(a) or (b) of the Code or an entity that is purchasing the Interests on behalf of such a tax-exempt entity; (iii) Such transferee is not subject to backup withholding under the provisions of Section 3406(a)(1)(c) of the Code, and such transferee has non-foreign status for Federal income tax purposes; (iv) Such transferee has provided the Manager with his/her correct taxpayer identification number; and, (v) Such transferee agrees that he will not directly or indirectly make or operate a secondary market or the substantial equivalent thereof for Fund Interests or any beneficial interest therein.

(h) In the event of a Transfer or in the event of a distribution of assets of the Fund to any Member, the Fund, in the sole and absolute discretion of the Manager, may, but will not be required to, file an election under Section 754 of the Code and in accordance with the applicable U.S. Treasury regulations, to cause the basis of the Fund's assets to be adjusted for Federal income tax purposes as provided by Sections 734 or 743 of the Code.

6.2 Transfer of Interest of Manager; Advisers Act.

(a) The Manager may not assign (as such term is defined in the Advisers Act and the rules and regulations thereunder) its Interest as Manager in the Fund or assign any of its rights or duties hereunder except with a Special Consent. The foregoing prohibition shall not prevent the Manager as Member from assigning all or any portion of the Manager's Membership Interest as provided in this Agreement. An assignment made in accordance with this Section 6.2(a) will not take effect until the Manager and the substituted Manager will have signed an assignment and accession agreement pursuant to which the substituted Manager agrees to assume and be bound by all provisions hereof. In the event the Manager is required, pursuant to Section 4.6, to assign its entire Interest as the Manager in the Fund, the Manager (if it is also a Member) will have the right but not the obligation to withdraw as a Member from the Fund effective from the date of such assignment and will not be required to make any additional Contributions. Upon such withdrawal, the Manager will receive a distribution of cash in an amount equal to the fair value of the Manager's Interest as a Member of the Fund, such fair value to be determined by an independent valuation conducted by a Person proposed by the Manager and approved by Majority Consent. In the event that the Members do not so approve the Person proposed by the Manager to conduct such independent valuation within thirty (30) days after the Manager's written proposal, each of the Manager and the Fund's accountants will appoint a Person to each conduct independent valuations to determine the fair value of the Manager's Interest as a Member of the Fund, and the fair value of the Manager's Interest as a Member for purposes of this Section 6.2(a) will be equal to the average of the fair values determined pursuant to the independent valuations conducted by such two Persons.

(b) Notwithstanding Section 6.2(a) hereof, the Manager may, without obtaining Special Consent or any other approval of the Members, assign from time to time a portion or all of its entire beneficial, but not legal, Interest in the Fund, whether as the Manager or a Member, including without limitation its entitlement as the Manager to receive distributions from time to time pursuant to Section 5.3 hereof and the related allocations, to individuals who provide services to the Manager or its Affiliates (or a spouse of any such individual or a Person controlled by any such individual), as from time to time selected and determined by the Manager, on such terms and conditions as may be approved by the Manager; *provided* that no such assignment will modify the obligations of the Manager as a Manager under the Act or under this Agreement.

6.3 Redemptions

Members may not redeem their investments in the Fund prior to the Investment Cutoff Date. After the Investment Cutoff Date Membership Interest may be redeemed in the sole discretion of the Manager. Members agree to give the Manager thirty days (30) prior written notice of intent to redeem their Membership Interests.

ARTICLE VII
LIQUIDATION

7.1 Dissolution.

Subject to the Act, the Manager will file a notice of dissolution in accordance with the Act and the Fund will be dissolved and its affairs will be wound up upon the earliest of

(a) the expiration of the Term of the Fund provided in Section 2.4(a);

(b) a decision made by the Manager, pursuant to Section 2.4(c) hereof, to dissolve the Fund; and

(c) an action by Special Consent of the Members pursuant to Section 4.6 hereof.

7.2 Liquidation of Fund Interest.

Upon dissolution of the Fund, the Manager as liquidator will promptly liquidate the business and administrative affairs of the Fund, unless a court of competent jurisdiction otherwise orders on the application of any Member or creditor of the Fund.

7.3 Distribution Upon Dissolution of the Fund.

Upon dissolution of the Fund, the Manager or other person acting as liquidator winding up the affairs of the Fund will determine in its discretion which assets of the Fund will be sold and which assets of the Fund will be retained for distribution in kind to the Members. Subject to the Act, after all debts, liabilities and other obligations of the Fund have been satisfied or duly provided for, the remaining assets of the Fund will be distributed to the Members in accordance with Article IV.

7.4 Withdrawal of a Member.

(a) Except as otherwise provided in Article V or VI, a Member may not withdraw from the Fund prior to its termination. Withdrawals generally require sixty (60) days advance notice.

(b) Upon the death or incompetency of an individual Member, such Member's executor, administrator, guardian, conservator, or other legal representative may exercise all of such Member's rights for the purpose of settling such Member's estate or administering such Member's property.

(c) Except as expressly provided in this Agreement, no event affecting a Member (including bankruptcy or insolvency) will affect the Fund.

ARTICLE VIII
BOOKS AND RECORDS;
ACCOUNTING AND VALUATIONS

8.1 Books and Records; Accounting Method.

(a) The Manager will maintain or cause to be maintained at its principal office (or at such other place as the Manager will advise the Members in writing) complete and accurate books and records of the Fund required by law, this Agreement, or otherwise. Such books and records will be available, upon five (5) Business Days' advance notice to the Manager, for inspection and copying at reasonable times during business hours by each Member or its duly authorized agents or representatives for a purpose reasonably related to such Member's Interest in the Fund.

(b) Except as otherwise expressly provided herein, the Fund's books of account, for purposes of the reports to be given to Members pursuant to Section 8.2, will be kept in accordance with generally accepted accounting principles, except that valuations of Fund Investments will be determined in accordance with Section 8.2.

(c) Except for information otherwise required to be provided or made available to Members pursuant to this Agreement, the Manager may keep confidential from the Members any information that the Fund or the Manager is required by law or by agreements with any Person to keep confidential.

8.2 Reports.

(a) The books of accounts and records of the Fund will be audited as of the end of each Fiscal Year by the Fund's independent certified public accountants. The Fund's independent public accountants will be reputable independent certified public accounting firms selected from time to time by the Manager in its discretion; *provided* that each time the Manager selects a new independent certified public accounting firm for the Fund, the Manager will either (i) arrange for the previous and the newly engaged accounting firm each to provide a letter to the Members confirming whether any material disagreement existed between the previous accounting firm and the Manager with respect to any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure relating to the Fund or (ii) obtain Majority Consent for such new accounting firm.

(b) Not later than forty-five (45) days after the end of each calendar quarter, the Manager will prepare or cause to be prepared and will mail to each Member quarterly reports providing narrative and summary financial information on the Fund and the Fund Projects.

(c) Not later than ninety (90) days after the end of each Fiscal Year, the Manager will prepare or cause to be prepared and will mail to each Member audited financial statements of the Fund.

(d) Within seventy-five (75) days after the end of each Fiscal Year, the Manager will prepare or cause to be prepared and transmit to each Member such information as may be required to enable each Member to report for U.S. Federal income tax purposes its distributive share of each item of Fund income, gain, loss, deduction, or credit for such year, including information as to any unrelated business taxable income and copies of all tax returns filed by the Fund in the United States or any other jurisdiction. The Manager will mail such materials to (i) each Member and (ii) each former Member (or its successors, assigns, heirs, or personal representatives) who may require and request in writing such information in preparing its U.S. Federal income tax return.

(e) The Manager will upon the written request of, and at the expense of, a Member (i) promptly furnish to such Member any information such Member may require or reasonably request in addition to or other than the information set forth in Section 8.2(c) and (ii) render reasonable assistance to such Member to obtain available refunds or credits of (or reductions in or exemptions from) taxes incurred or withheld by the Fund with respect to such Member's share of Fund income or gain.

Reports and audited financial statements will not be provided to assignees who are not substituted limited partners.

ARTICLE IX
GENERAL PROVISIONS

9.1 Amendment of Agreement.

(a) Except as otherwise provided in this Section 9.1, this Agreement may be amended, in whole or in part, by the consent of the Manager with Majority Consent of the Members; *provided* that no amendment of this Agreement will:

(v) without Special Consent, amend Section 2.4, Section 4.6, or this Section 9.1;

(vi) without the approval of each adversely affected Member (if any), (A) increase the liability of a Member beyond the liability of such Member expressly set forth in this Agreement or otherwise adversely modify or affect the limited liability of such Member, (B) decrease the interest in the Fund of any Member (other than as elsewhere specifically provided in this Agreement), or (C) change the method of calculation of distributions or allocations made under Article IV to any Member; or,

(vii) without the approval of Members making Contributions representing the percentage of Contributions specified in any provision of this Agreement required for any action or approval of the Members, amend such provision.

(b) The Manager may at any time without the consent of the Members:

(viii) amend the Schedule of Members annexed hereto to reflect any change required to be made therein pursuant to the terms of this Agreement;

(ix) correct a mistake, clerical or technical error, ambiguity, or omission of this Agreement;

(x) restate this Agreement together with any amendments hereto which have been duly adopted in accordance herewith, to incorporate such amendments in a single, integrated document; and

(xi) amend this Agreement (other than with respect to the matters set forth in Section 9.1(a)) to effect compliance with any applicable law or regulation; *provided* that any such amendment that would adversely affect any Member will be adopted in accordance with Section 9.1(a)(ii).

(c) The Manager will give written notice of any amendment to this Agreement (other than any amendment of the type contemplated by clause (i), (ii) or (iii) of Section 9.1(b)) to all Members, which notice will set forth (x) the text of the proposed amendment or (y) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

9.2 Special Power of Attorney.

(a) Each Member hereby irrevocably and forever makes, constitutes, and appoints the Manager, with full power of substitution, the true and lawful representative and attorney-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file and/or publish

(xii) an amendment to this Agreement which complies with the provisions of this Agreement (including the provisions of Section 9.1);

(xiii) any admission agreement admitting additional Members to the Fund in accordance with the terms of this Agreement; and

(xiv) all such other instruments, documents, and certificates which, in the opinion of legal counsel to the Fund, may from time to time be required by the laws of the State of Delaware, the United States, or any other jurisdiction in which the Fund may determine to have investments or activities, or any political subdivision or agency thereof, or which such legal counsel may deem necessary or appropriate to effectuate, implement, and continue the valid and subsisting existence and business of the Fund as a Delaware limited liability company or to effect the dissolution or termination of the Fund, including without limitation any signature(s) to this Agreement and/or any amendment or supplement thereto, on behalf of such Member.

(b) Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to the Fund without the consent of such Member. If an amendment of the Certificate or this Agreement or any action by or with respect to the Fund is taken by the Manager in the manner contemplated by this Agreement, each Member agrees that, notwithstanding any objection which such Member may assert with respect to such action, the Manager is authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner which may be necessary, appropriate, or convenient to permit such amendment to be made or action lawfully taken or omitted. Each Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of the Fund.

(c) Each Member agrees not to take any action to revoke the power-of-attorney hereby granted. The power-of-attorney hereby granted will survive the delivery of an assignment by a Member of the whole or any portion of its Interest in the Fund, except that where the assignee thereof has been approved by the Manager for admission to the Fund as a substituted Member, this power-of-attorney given by the assignor will survive the delivery of such assignment for the sole purpose of enabling the Manager to execute, acknowledge, and file any instrument necessary to effect such substitution.

9.3 Notices.

Notices which may or are required to be given under this Agreement by any party to another will be given by hand delivery, by facsimile (acknowledgment of receipt requested), or by registered or certified mail (return receipt requested); will be addressed to the respective parties hereto at the principal office of the Fund, at their addresses as set forth on the Schedule of Members, or to such other addresses as may be designated by any party hereto by notice addressed to the Manager in the case of notice given by any Member, and to each of the Members in the case of notice given by the Manager; and will be deemed to have been given when delivered by hand or on the date indicated as the date of receipt on the acknowledgment or return receipt.

9.4 Agreement Binding Upon Successors and Assigns.

This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors, but the rights and obligations of the Manager hereunder will not be assignable, transferable, or delegable except as provided in Section 4.3(e) or 6.2, and any attempted assignment, transfer, or delegation thereof which is not made pursuant to the terms of Section 4.3(e) or 6.2 will be void, unless ratified by Majority Consent.

9.5 Not for Benefit of Creditors.

This Agreement is not intended for the benefit of non-Member creditors and no rights are granted to non-Member creditors under this Agreement.

9.6 Consents.

All consents, agreements, or approvals provided for or permitted by this Agreement will be in writing and a signed copy thereof will be filed and kept with the books of the Fund.

9.7 Approvals.

Each Member agrees that, except as otherwise specifically provided herein and to the extent permitted by applicable law, for purposes of granting the approval of the Members with respect to any proposed action of the Fund, Majority Consent approval will bind the Fund and each Member and will have the same legal effect as the written approval of each Member.

9.8 Confidentiality.

Each Member will use its best efforts to maintain the confidentiality of (i) "Non-Public Information" (as defined below) and (ii) the identity of all other Members and their Affiliates unless otherwise required by law or any governmentally imposed reporting or disclosure obligations, including without limitation any law regarding the freedom of information to which it may be subject; *provided* that each Member may disclose Non-Public Information to (x) Persons who hold equity interests in such Member for purposes of reports required to be provided by such Member to such Persons, as long as each such Person has agreed in writing to be bound by substantially the same confidentiality obligation as set forth in this Section 9.8 and (y) on as "need-to-know" basis, its and its Affiliates' officers, directors, employees, agents, legal counsel, accountants and professional consultants as reasonably necessary or appropriate; and *provided further* that each Member may, after notice to the Manager, correct any false or misleading information which becomes public concerning such Member's relationship to the Fund, the Manager, or any Person in which the Fund holds, or contemplates acquiring, any Fund Investment. As used in this Section 9.8, "Non-Public Information" means information regarding the Fund (including information regarding any Person in which the Fund holds, or contemplates acquiring, any Fund Investment), reports to the Members or otherwise pursuant to this Agreement, but does not include information that (i) was publicly known at the time such Member receives such information pursuant to this Agreement or (ii) subsequently becomes publicly known through no act or omission by such Member.

9.9 Arbitration.

Any claim, controversy or dispute between or among the parties to this Agreement (collectively, the "Parties" and individually, as "Party") which arises out of or relates to (i) this Agreement including without limitation any extensions, renewals, and amendments thereof, (ii) any negotiations, correspondence or communications relating to the Agreement, whether or not incorporated therein, (iii) the administration or management of the Fund, or (iv) any alleged agreements, promises, representations, or transactions in connection with the items described in clauses (i)-(iii), including without limitation any claim, controversy or dispute which arises out of or is based upon an alleged tort, will at the written request of any Party be determined by binding arbitration. The arbitration will be initiated and conducted in Atlanta, Georgia under the then-existing Commercial Rules of the American Arbitration Association (the "AAA") before one neutral arbitrator (who is knowledgeable and has significant experience in the real estate industry) appointed in accordance with the Commercial Arbitration Rules of the AAA, and judgment upon the award rendered by the arbitrator may be entered in and enforceable by any court having jurisdiction. In connection with such arbitration, the Parties hereby expressly, intentionally, and deliberately waive any right they may otherwise have to trial by jury of such claim or controversy.

9.10 Miscellaneous.

(a) Any consent, approval, or vote required by this Agreement may be given or taken as follows:

(xv) by a written consent given by the consenting Member; or,

(xvi) by the affirmative vote by the consenting Member to the doing of the act or thing for which the consent is solicited at any meeting duly called and held to consider the doing of such act or thing.

(b) This Agreement constitutes the entire agreement among the parties. It supersedes all prior discussions, negotiations, agreements, and understandings among them with respect to the subject matter hereof, and it may not be modified or amended in any manner other than as set forth herein.

(c) This Agreement and the rights of the parties hereunder will be governed by and interpreted in accordance with the laws of the State of Delaware without regard to its principles governing choice of laws.

(d) Except as otherwise specifically provided herein, this Agreement will be binding upon and inure to the benefit of the parties and their legal representatives, heirs, administrators, executors, successors, and assigns.

(e) Wherever from the context it appears appropriate, each term stated in either the singular or the plural will include the singular and the plural, and pronouns stated in the masculine, the feminine, or neuter gender will include the masculine, the feminine and the neuter.

(f) Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope of intent of this Agreement or any provision hereof.

(g) If any provision of this Agreement, or the application of such provision to any Person or circumstance, is held invalid or unenforceable in a jurisdiction, such holding of invalidity or unenforceability will have no effect in any other jurisdiction and the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those to which it is so held invalid or unenforceable, will not be affected thereby.

(h) This Agreement may be executed in several counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

(i) Each of the Members hereby irrevocably waives any and all rights that it may have to maintain any action for partition of any of the Fund's property.

(j) Each of the Members (other than the Manager) hereby waives any right (i) to seek injunctive or equitable relief with respect to any breach of this Agreement by the Manager or other Member(s), (ii) to rescind this Agreement, or (iii) to enjoin the development, production, distribution or exploitation of any Fund Project. Each of the Members (other than the Manager) acknowledges that in the event of any breach of this Agreement, the remedy of such Member shall be limited to an action at law for damages, if any.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

MANAGER:

RAIKE REAL ESTATE MANAGEMENT, INC., a Delaware corporation

By:____________________________
Name: William J. Raike
Title: President

MEMBERS:

By: RAIKE REAL ESTATE MANAGEMENT, INC.
Attorney in fact

By________________________________
Name: William J. Raike
Title: President

SCHEDULE "A"

SCHEDULE OF MEMBERS

Raike Real Estate Management, Inc.

117 Towne Lake Parkway, Suite 214
Woodstock, GA 30188
(770) 373--3416

Attention: Williams J. Raike, President

Contribution Percentage

______%

Name and Address of Members	Member Capital Contribution	Contribution Percentage
	$_________.	______%
	$_________.	______%
	$_________.	______%
	$_________.	______%
	$_________.	______%
	$_________.	______%

SUBSCRIPTION AGREEMENT

RAIKE REAL ESTATE INCOME FUND, LLC

117 Towne Lake Parkway, Suite 214
Woodstock, GA 30188
(770) 373-3416

THE UNITS DESCRIBED HEREIN WILL BE REGISTERED FOR ONLY A LIMITED PUBLIC SALE UNDER REGULATION A, AN EXEMPTION AVAILABLE UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE "BLUE SKY" OR SECURITIES LAWS. THERE WILL BE NO PUBLIC MARKET FOR THE SECURITIES DESCRIBED HEREIN. EACH PURCHASER MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD.

Dear Sirs:

The undersigned (the "Purchaser") hereby represents and warrants to Raike Real Estate Income Fund, LLC (the "Fund"), its members, manager, officers, and their agents, attorneys and affiliates, as follows with respect to the purchase of 10% Priority Membership Interests in the Fund ("Units") at a price of $5,000 per Unit (the "Securities"):

1. Subscription. Subject to the terms and conditions hereof and the representations and warranties contained herein, the Purchaser hereby tenders this Subscription Agreement and Investor Questionnaire (the "Agreement"), together with payment in United States currency by check or wire transfer to the Fund payable to "Raike Real Estate Income Fund, LLC", representing the payment of $5,000 per Unit of the number of the Securities indicated below. The Purchaser has been advised that the minimum subscription is one (1) Unit ($5,000).

2. Ability to Absorb Financial Loss and Bear Economic Risk. The Purchaser has adequate means of providing for his/her needs and personal contingencies and has no need now, and anticipates no need in the foreseeable future, to sell the Securities hereby purchased. The Purchaser has sufficient financial liquidity to afford a complete loss of this investment in the Fund.

3. Eligible Investor. Investment in the Fund is suitable only for persons who can bear the risk of losing their investment and have no need for immediate liquidity.

THE UNITS ARE NOT SUITABLE INVESTMENTS FOR, AND ARE NOT BEING OFFERED TO, TAX-EXEMPT ENTITIES AS SUCH TERM IS DEFINED IN SECTION 168(h)(2)(A) OR IN SECT1ON 511 (a) or (b) OF THE CODE.

4. Access to Information. The Purchaser hereby acknowledges that he/she has received a copy of the Final Offering Circular (the "Offering Circular") of the Fund dated _________ ____, 2007, as amended from time to time, and has had the opportunity to read the Offering Circular and ask questions of the individuals who manage the Fund. Also, Purchaser and/or his/her representative ("Purchaser Representative") have been furnished any additional information Purchaser or Purchaser Representative deems necessary or desirable in order to evaluate the risks and merits of purchasing the Securities.

5. Limited Transferability. The Purchaser understands and represents that he/she is acquiring Securities for investment and not with a view to distribution or resale. Units are not freely transferable. The Purchaser must bear the economic risk of investment for an indefinite period of time. The Securities will be registered for only a limited public sale under Regulation A, an exemption available under the Securities Act of 1933 and or applicable state "Blue Sky" or securities laws. Thus, except for the limited provisions for sale in the Operating Agreement an investor cannot expect to be able to liquidate the investment through sale.

6. Opportunity to Consult Independent Counsel. The Purchaser acknowledges that Purchaser has been given ample opportunity to consult personal counsel for further explanation of the restricted nature of the Securities and Purchaser's duties and liabilities under applicable securities laws.

7. Investment for Own Account. The Securities are being acquired by the Purchaser for the Purchaser's own account for investment and not with a view toward distribution, and the Purchaser does not presently have any reason to anticipate any change in circumstances or other particular occasion or event which would cause Purchaser to liquidate his/her investment in the Fund.

8. No Government Approval or Registration. The Purchaser has been advised that no federal or state agency has made any recommendation or endorsement or otherwise passed on the merits of purchasing the Securities.

9. High Degree of Investment Risk. The Purchaser represents that he/she is aware that investment in the Securities involves a high degree of risk which may result in the complete loss of investment.

10. Confidentiality. The Fund agrees that all information contained in the Subscription Agreement and Investor Questionnaire or otherwise provided by the Purchaser in connection with this subscription is confidential and agrees to retain it in confidence and not share it or provide it to any other person except in connection with obtaining professional services in the offering and to return it on request should the Purchaser not become or cease to be a Member.

11. Acceptance of Subscription. It is understood and agreed that the Fund shall have the right to accept or reject this subscription in whole or in part, for any reason whatsoever. If the Fund accepts the subscription then upon full payment of the purchase price for the Units the Purchaser shall become a Member of the Fund, in accordance with and subject to the terms of the Operating Agreement. If the Fund determines to reject this subscription, it shall do so within ten business days after receipt of this Agreement. The Fund may reduce the number of Units for which the Purchaser has subscribed, indicating acceptance of less than all of the Units subscribed for, by means of a written notice from the Fund.

12. Revocation of Subscription. The Purchaser agrees that once this Agreement is accepted by the Fund, and subject to any rights of rescission existing under state law, the subscription may not be withdrawn. The Purchaser agrees that, except as provided in this Section 12, he/she shall not cancel, terminate or revoke this Agreement or any agreement of the Purchaser made hereunder and that this Agreement shall survive the death or disability of the Purchaser.

13. Authority to Sign. The Purchaser hereby grants the Manager of the Fund authority to sign the Operating Agreement and any amendment on behalf of the Purchaser should the Purchaser become a Member of the Fund, and to record the Purchaser's Membership Interests on Exhibit A thereto.

14. Identification.

a. The Purchaser is a resident of the State of ________________ and has no current intention to change such residence to another state, or

b. The Purchaser hereby certifies that he/she is not a US Citizen, or Resident Alien, and does not live in the United States.

c. The Purchaser agrees to provide such photo and other identification as shall be requires to verify the Purchaser's identity and to provide the Fund's representatives, on a confidential basis, with access to all credit and other financial records of the Purchaser as they shall consider appropriate to verify any representations made.

15. Number of Units Subscribed. The undersigned Purchaser hereby subscribes to ___________ Units and tenders _________________________dollars ($ _______) in payment thereof.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement and Disclosure Statement as of the ________________ day of _________________________, 200___.

SUBSCRIBER SIGNATURE(S)

____

Subscriber Signature

____

Joint Subscriber Signature

____

Telephone Number (s)

____

Printed Name(s) and Social Security Number(s) or
Tax Identification Number(s)

____
Address (es)

____
City, State, Zip Code

OFFEREE REPRESENTATIVE SIGNATURE (IF REQUIRED – SEE ABOVE):

____
Signature

____
Telephone Number

____
Printed Name and Social Security Number or
Tax Identification Number

____
Address

____
City, State, Zip Code

FUND ACCEPTANCE:

AGREED TO AND ACCEPTED:

Raike Real Estate Income Fund, LLC

By: Raike Real Estate Management, Inc., Manager

By ____________________________
William J. Raike, President

Date: __________________________

RAIKE REAL ESTATE INCOME FUND, LLC

INVESTOR QUESTIONNAIRE

THIS QUESTIONNNAIRE MUST BE ANSWERED FULLY AND RETURNED TO THE FUND ALONG WITH YOUR COMPLETED SUBSCRIPTION PACKAGE.

THE INFORMATION SUPPLIED BY PROSPECTIVE SUBSCRIBERS WILL BE HELD IN STRICT CONFIDENCE. NO INFORMATION WILL BE DISCLOSED EXCEPT TO THE EXTENT THAT SUCH DISCLOSURE IS REQUIRED BY LAW OR REGULATION, OTHERWISE DEMANDED BY PROPER LEGAL PROCESS OR IN LITIGATION INVOLVING THE FUND.

PART I – INDIVIDUALS

1. Personal Data

Name ____

Residence Address ______________________________________
Street, City, State, and Zip Code

Business Address ____
Street, City, State, and Zip Code

State of Residence (if different) ______________________________

Telephone: Residence: ( )____________ Business ( )____________

Age ______________ Citizenship ______________________

Social Security or Taxpayer No. ________________

Send all Correspondence to Residence ________ Business __________

2. Occupation, Employment and Business Experience

A brief description of my present occupation is as follows:__________________
____

____

____

3. Representations

____ I am knowledgeable and experienced with respect to investing in smaller company securities either alone **or with the following Offeree** Representative who has been specifically engaged by me to review and approve this investment:

______________________________(______)______________________________
Name and Telephone Number of Offeree Representative

____ I have obtained access to all documentation about the investment that I have reasonably required to evaluate it.

____ I am aware that some or all the securities I may acquire will be restricted as to sale or transfer and that these securities may be illiquid and/or virtually non- transferable due to market and other conditions.

____ I am able to bear the economic risk (including total loss of principal) without impairing my ability to provide for my financial needs and contingencies in the same manner as I was prior to making this investment.

4. References.

Primary Bank (name and address) ________________________

Name of banking officer ________________________________

Telephone (   ) ____________________

Accountant (name and address) ______________________________

Name of individual ____

Telephone (   ) ____________________

5. General Information

Name and Address of Entity (if investor is not an individual)

Type of organization ______________________________

Telephone Numbers (   ) ______________

(   )______________(fax)

Date and Jurisdiction of Organization ______________________

The undersigned hereby certifies that the entity was not formed for the purpose of making this investment.

Brief description of business ______________________________

____

____

____

____

Person(s) with authority to make this investment

______________________ ______________________

Name Title

______________________ ______________________

Name Title

______________________ ______________________

Name Title

NOTE: Subscribers who are entities MUST attach a true copy of the Resolution or other evidence of (a) authority of the entity to make the investment and (b) authority of the individual(s) in charge to act on behalf of the entity.

SIGNATURE(S) OF PURCHASER(S):

Each of the undersigned, as a Purchaser or on its behalf, hereby certifies that each answer provided above is true, correct and complete to the best of his/her knowledge and belief, that he/she has not withheld any material information from the Fund relevant to evaluating this Purchaser as an investor, and that each has had a full opportunity to obtain such additional documentation and/or question officers, directors, employees or other representatives of the Fund as to its affairs, including this offering, as he/she requires in order to come to an informed decision about this investment.

DATE ____________________

INDIVIDUAL PURCHASER(S)

________________________ ____________________
Name Signature

________________________ ____________________
Name Signature

ENTITY PURCHASER:

____
Name

By ______________________ ____________________
Signature Title

END